Exhibit 99.1

PROVINCE OF MANITOBA

    This description of Province of Manitoba is dated as of November 6th, 2020 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2020.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2020. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments are available at the Commission’s website at http://www.sec.gov. Copies of those documents may also be obtained from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba Canada, R3C 3N9.

The fiscal year of the Province ends March 31. Fiscal 2020 and 2019-2020 refer to the fiscal year ended March 31, 2020 and, unless otherwise indicated, 2019 means the calendar year ended December 31, 2019. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document. The historical periods presented below predate the onset of the COVID-19 pandemic. For information on the effects of COVID-19 see “Economy—Manitoba Economy in 2020 and COVID-19 Economic Update” and “Government Finances—Budget 2020 and COVID-19 Update.”

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate
	2015	2016	2017	2018	2019	2015-2019
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$65,944	$67,298	$71,122	$72,687	$74,876	3.2%
Change in Real Gross Domestic Product
Manitoba	1.2%	1.4%	3.1%	1.3%	1.1%
Canada	0.7%	1.0%	3.2%	2.0%	1.7%
Manufacturing Shipments	$17,718	$17,652	$18,819	$19,367	$19,326	2.2
Farm Cash Receipts	5,829	5,963	6,692	6,627	6,638	3.3
Capital Investment	9,493	8,862	9,140	9,392	9,713	0.6
Primary Household Income	43,539	43,583	45,774	46,823	48,795	2.9
Population at July 1 (in 000’s)	1,292	1,314	1,335	1,353	1,369	1.5
Average Unemployment Rate	5.6%	6.1%	5.4%	6.0%	5.3%
Change in Consumer Price Index	1.2%	1.3%	1.6%	2.5%	2.2%
Average Exchange Rate (C$ per US$)	$1.2787	$1.3248	$1.2986	$1.2957	$1.3269

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars)
Total Revenue	$14,916	$15,627	$16,152	$17,028	$17,641
Total Expense	(15,848)	(16,416)	(16,846)	(17,177)	(17,636)

Summary Net Income (Loss)	$(932)	$(789)	$(694)	$(149)	$5

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$37,753	$41,741	$44,728	$49,154	$50,594
Net Guaranteed Borrowings	110	91	116	61	61

	$37,864	$41,831	$44,844	$49,215	$50,655
Issued for
General Government Programs (1)	$18,501	$20,270	$20,166	$21,575	$21,531
Self-Sustaining Purposes	19,352	21,562	24,678	27,640	29,124
Loans Payable to the Government of Canada and Government Business Enterprises (2)	10	0	0	0	0

	$37,864	$41,831	$44,844	$49,215	$50,655
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	28.1%	30.1%	28.4%	29.7%	28.8%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	29.3%	32.0%	34.7%	38.0%	38.9%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)

Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,047	$10,769	$10,224	$11,361	$11,548

Liabilities:
Borrowings (2)	25,415	27,397	27,350	29,166	29,272
Accounts payable, accrued charges provisions and unearned revenue	4,184	4,091	4,618	4,376	4,399
Pension liability	2,354	2,557	2,726	2,914	3,097

Total Liabilities	31,953	34,045	34,694	36,456	36,768

Summary Net Debt	$21,906	$23,276	$24,470	$25,095	$25,220

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	33.2%	34.6%	34.4%	34.5%	33.7%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board (Manitoba Hydro).

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Keeyask
Kelsey
Laurie River #2
Laurie River #1
Thompson
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2020 was 1,379,263, an increase of 0.7% over the prior year. The Winnipeg Census Metropolitan Area had an estimated population of 857,300 in 2020, an increase of 1.5% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 52,983 on July 1, 2019, an increase of 1.3% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdictions over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. In 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism, the rule of law and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on September 10, 2019, the Progressive Conservative Party of Manitoba was elected with 36 of 57 seats. Unless it is called earlier, in accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place October 3, 2023.

The following table sets forth the results of the four most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2007	2011	2016	2019
Progressive Conservative Party of Manitoba	19	19	40	36
New Democratic Party of Manitoba	36	37	14	18
Manitoba Liberal Party	2	1	3	3

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with several sectors contributing more than 5% of real Gross Domestic Product (GDP). Manitoba’s major commercial sectors are: manufacturing, construction, transportation and warehousing, retail trade, finance and insurance, and agriculture. Major non-commercial sectors include health and social services, public administration, and education. Centrally located in Canada, Manitoba is a major transportation hub, with national and international air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterized by low unemployment rates and high labour force participation rates. Manitoba’s interprovincial and international exports are diversified in both composition and destination. Historically and compared to other Provinces, Manitoba has generated a stable profile of annual growth in most key economic indicators including in real GDP, employment, international exports, manufacturing sales, and compensation of employees.

The Manitoba Bureau of Statistics estimated that Manitoba’s real GDP expanded 1.1% in 2019, compared to 1.3% in 2018 and 3.1% in 2017. In contrast, Canada’s real GDP increased by 1.7% in 2019, by 2.0% in 2018, and by 3.2% in 2017.

In 2019, Manitoba’s economic growth was supported by utilities, accommodation and food services, professional and scientific, health and social services, finance and insurance, education, real estate, rental and leasing, construction, information and culture, public administration, transportation and warehousing, retail trade, and administrative support services. Growth was offset by a decline in output in management of companies and enterprises, mining, wholesale trade, agriculture, arts and entertainment, manufacturing, other services.

The following table sets forth growth rates in 2019 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rates for 2019.

	Manitoba (%)	Canada (%)
Housing Starts	-5.8	-2.0
Retail Sales	0.8	1.2
Manufacturing Sales	-0.2	0.4
Nominal Gross Domestic Product	3.0	3.6
Real Gross Domestic Product	1.1	1.7
Capital Investment	3.4	1.7
Foreign Merchandise Exports	2.2	1.2
Farm Cash Receipts	0.2	5.7
Value of Mining Production	-17.9	2.5
Consumer Price Index	2.2	1.9
Employment	0.9	2.1
Unemployment Rate	5.3	5.7
Population	1.2	1.4

The following table sets forth selected indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2015 through 2019. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth, compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate 2015-2019
	2015	2016	2017	2018	2019
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$65,944	$67,298	$71,122	$72,687	$74,876	3.2%
Canada	1,990,441	2,025,535	2,141,107	2,223,856	2,303,878	3.7
Real Gross Domestic Product (2)
Manitoba	$63,627	$64,549	$66,575	$67,431	$68,155	1.7
Change	1.2%	1.4%	3.1%	1.3%	1.1%
Canada	$1,936,100	$1,955,488	$2,017,492	$2,058,117	$2,092,200	2.0
Change	0.7%	1.0%	3.2%	2.0%	1.7%
Primary Household Income	$43,539	$43,583	$45,744	$46,823	$48,795	2.9
Primary Household Income Per Capita (in dollars)	33,693	33,165	34,287	34,596	35,630	1.4
Retail Trade	18,210	18,891	20,362	20,809	20,982	3.6
Capital Investment	9,493	8,862	9,140	9,392	9,713	0.6
Housing starts (units)	5,501	5,319	7,501	7,376	6,946	6.0
Change in Consumer Prices Indices
Manitoba	1.2%	1.3%	1.6%	2.5%	2.2%
Canada	1.1%	1.4%	1.6%	2.3%	1.9%
Population (July 1) (persons in 000’s)
Manitoba	1,292	1,314	1,335	1,353	1,369	1.5
Canada	35,703	36,109	36,543	37,058	37,589	1.3
Employment (workers in 000’s)	636.2	633.6	644.1	647.7	653.4	0.7
Unemployment Rate	5.6%	6.1%	5.4%	6.0%	5.3%
Exchange Rate (C$ per US$)	$1.2787	$1.3248	$1.2986	$1.2957	$1.3269

(1)	Expressed at market prices which includes taxes, but excludes subsidies.
(2)	Expressed at market prices in 2012 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Manitoba Department of Finance and Bank for International Settlements

Manitoba Economy in 2020 and COVID-19 Economic Update

The COVID-19 pandemic was declared by the World Health Organization on March 11, 2020. The declaration of this virus as a deadly global phenomenon quickly led to a shut down of many nonessential economic activity in many countries and across Canadian provinces, including Manitoba.

In Canada, every Province announced health, containment and economic policy measures to mitigate the expected impacts of COVID-19. The Manitoba government declared a province-wide state of emergency under The Emergency Measures Act on March 20, 2020, to protect the health and safety of all Manitobans and reduce the spread of COVID-19. With daily monitoring and assessment of the COVID-19 containment measures, phased reopening of and restrictions in segments of the economy are ongoing with extensions to the original order. In addition the chief provincial public health officer continues to update the public with new health orders that reflect the changing circumstances. The latest order, released on November 2, 2020, was issued to address increased community transmission rates of the virus.

The economic situation in 2020 is responding to containment and economic support policy measures and to the overall demand and supply conditions. At the onset of pandemic declaration, Manitoba’s economic outlook sharply deteriorated for 2020. The real GDP growth forecast fell from an increase of 1.3% in Budget 2020, to a decline of 5.4% by late May. The outlook remains exceptionally uncertain and continues to evolve, with the latest forecast showing growth declining by 5.2% in 2020 and rebounding by 4.8% in 2021. Nominal GDP is currently projected to decrease by 3.8%, while consumer price inflation is currently expected to average 0.6% in 2020. Despite some encouraging signs in the economy, the outlook for the economic activity and income generation remains highly uncertain for the near to medium term.

The following table sets forth the 2020 year-to-date growth rates, where available, for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rates.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-11.0	-0.9
Retail Sales (August)	-1.5	-6.4
Manufacturing Sales (August)	-6.2	-15.5
Foreign Merchandise Exports (August)	-0.4	-15.7
Farm Cash Receipts (June)	-4.3	6.0
Consumer Price Index (August)	0.7	0.7
Employment (September)	-3.8	-6.0
Unemployment Rate (September)	8.1	9.8
Population (July)	1.0	1.4

Economic Structure

The Province has a balanced and diversified economy. In 2019, goods-producing industries accounted for 28.9% of real GDP at basic prices. Manufacturing, the largest goods-producing industry, accounted for 9.7% of real GDP at basic prices, followed by construction for 7.6%, agriculture for 5.2%, utilities for 3.4%, and mining and oil and gas extraction for 3.0%. The commercial service sector accounted for 48.1% of real GDP at basic prices. Transportation and warehousing, the largest commercial service industry, accounted for 6.6% of real GDP, followed by retail trade for 5.5%, finance and insurance for 5.4% and wholesale trade for 4.8%. The non-commercial service sector accounted for 22.8% of real GDP. Health and social services, the largest non-commercial service industry, accounted for 9.1% of real GDP, followed by public administration for 8.0% and education for 5.8%.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2015 through 2019.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2015	2016	2017	2018	2019	2015-2019
	(In millions of 2012 chained dollars)
Goods-Producing Industries
Manufacturing	$6,004	$5,849	$6,048	$6,235	$6,143	0.6%
Construction	4,341	4,310	4,596	4,746	4,818	2.6
Agriculture	2,959	3,062	3,402	3,350	3,268	2.5
Utilities	1,934	2,017	2,069	2,006	2,160	2.8
Mining and Oil and Gas Extraction	2,177	2,087	2,066	1,998	1,931	-3.0

Total Goods-Producing Industries	17,415	17,325	18,181	18,336	18,320	1.3

Service-Producing Industries
Commercial Services
Owner-Occupied Dwellings (2)	5,167	5,328	5,485	5,648	5,795	2.9
Transportation and Warehousing	3,610	3,739	3,972	4,125	4,164	3.6
Retail Trade	3,177	3,260	3,466	3,493	3,495	2.4
Finance and Insurance	3,156	3,287	3,345	3,357	3,434	2.1
Wholesale Trade	3,035	3,028	3,175	3,126	3,040	0.0
Real Estate & Rental & Leasing	2,286	2,336	2,376	2,423	2,472	2.0
Professional and Scientific	1,868	1,989	1,990	2,058	2,111	3.1
Information and Culture	1,674	1,752	1,695	1,750	1,776	1.5
Accommodation and Food Services	1,136	1,170	1,225	1,249	1,282	3.1
Administrative and Other Support	998	1,025	1,031	1,019	1,019	0.5
Arts And Entertainment	443	456	470	477	468	1.3
Management of Companies and Enterprises	412	349	353	333	306	-1.7
Other Services	1,151	1,152	1,177	1,163	1,147	-0.1

Total Commercial Services Industries	28,151	28,872	29,760	30,220	30,509	2.1

Non-Commercial Services
Health and Social Services	5,344	5,415	5,545	5,628	5,764	1.9
Public Administration	4,762	4,809	4,866	4,982	5,043	1.4
Education	3,361	3,423	3,502	3,571	3,651	2.1

Total Non-Commercial Services Industries	13,467	13,647	13,913	14,181	14,458	1.8

Total Service-Producing Industries	41,582	42,519	43,673	44,401	44,967	2.0

Gross Domestic Product At Basic Prices (3)	$59,025	$59,909	$61,873	$62,801	$63,425	1.8%

(1)

Expressed at basic prices in chained 2012 dollars, it is the gross value-added of all goods and services produced by the economy, excluding taxes and subsidies. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from a different year. Value-added differs from value of production, value of shipment or total sales from an industry.

(2)	Value-added arising from the use of residential real estate invariant to changes in ownership; homeowners are considered landlords renting houses to themselves.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. Manufacturing is well diversified, producing a wide range of consumer and industrial goods. In 2019, manufacturing accounted for 9.7% of Manitoba’s real GDP and 9.8% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed products, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment, which comprises aerospace products and parts manufacturing, and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of other established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries and New Flyer Industries), which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery and equipment (agriculture implements); chemicals (agricultural chemicals and pharmaceuticals); primary metals; fabricated metal products (structural steel); furniture; printing; wood products (cabinets, millwork and lumber); non-metallic mineral products; and electrical equipment (industrial and hydroelectric transformers and electronic components).

Manufacturing in 2019: Manufacturing sales declined in 2019 as national and international demand slowed for some key manufactured products. Total manufacturing sales from the Province decreased by 0.2% to $19.3 billion following a 2.9% increase in 2018. In 2019, Manitoba sales of durable goods decreased by 2.0%, and sales of non-durables increased by 1.8%.

In 2019, Manitoba manufacturing sales increased in: fabricated metals (10.0%), printing (7.6%), transportation equipment (7.5%), and chemicals (3.7%). Sales decreased in: food products (-1.1%), wood products (-1.3%), furniture and related products (-4.1%), and machinery (-6.0%). Employment in Manitoba’s manufacturing industries increased by 4.1% in 2019.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2015 through 2019.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate 2015-2019
	2015	2016	2017	2018	2019
	(In millions of dollars)
Non-Durables
Food Products	$4,144.5	$4,422.1	$4,677.2	$5,029.9	$4,974.8	4.7%
Chemicals	1,405.4	1,318.4	1,375.5	1,471.3	1,525.1	2.1
Printing	468.4	500.8	493.7	503.0	541.3	3.7
Other Non-Durables	1,926.5	1,707.6	1,885.4	2,105.8	2,236.8	3.8

Total Non-Durables	7,944.8	7,949.0	8,431.8	9,110.0	9,278.0	4.0

Durables
Transportation Equipment	2,758.4	2,765.9	3,021.8	3,324.3	3,573.4	6.7
Machinery	1,881.4	1,922.0	2,235.8	2,159.0	2,029.3	1.9
Fabricated Metals	779.2	769.7	839.0	972.3	1,070.0	8.3
Furniture and Related Products	602.0	589.6	574.1	605.7	581.2	-0.9
Wood Products	356.9	458.3	455.3	489.3	482.9	7.9
Other Durables	3,394.9	3,197.8	3,260.9	2,706.8	2,311.5	-0.1

Total Durables	9,772.8	9,703.3	10,386.9	10,257.5	10,048.2	0.7

Total	$17,717.6	$17,652.3	$18,818.7	$19,367.5	$19,326.2	2.2%

Source: Statistics Canada, table 16-10-0048.

Manufacturing in 2020: In the first seven months of 2020, the value of manufacturing sales in Manitoba decreased 7.4% compared to the same period in 2019. Canadian manufacturing sales decreased by 15.5% over the same period. In Manitoba, the principal increases were in fabricated metals (12.8%), transportation equipment (6.3%), printing (5.0%), and wood products (12.9%). Sales declined in food products (-1.0%), chemicals (-2.6%), furniture and related products (-4.8%), and machinery (-8.7%).

The manufacturing sector has been experiencing a substantial increase in capital investment over the past five years, growing by 19.3% annually. According to Statistics Canada, capital investment in the sector increased by 54.0% in 2019 to $1,135 million from $736 million in 2018, and investment is expected decline to $985 million in 2020. Some of the larger projects include the more than doubling of the food-processing capacity for frozen french fries and formed potatoes at Simplot, the construction of the world’s largest pea processing facility by Roquette, and the construction of a new pea and canola processing plant by Merit Functional Foods.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2019, the primary agriculture sector represented 5.2% of Manitoba’s real GDP, while the food and beverage manufacturing sector represented 2.0% of Manitoba’s real GDP. The sales of crops, livestock and processed food products represented 36.5% of total foreign merchandise exports. Manitoba’s 2019 marketed farm cash receipts were divided between 63.0% from crops and 37.0% from livestock.

Agriculture in 2019: Dry weather conditions through the summer, a wetter than usual harvest, combined with a decline in seeded area compared to 2018, lowered overall grain and oilseed production in 2019. Total seeded area was down 0.8% from 2018 totaling 9.6 million acres. The total volume of production was 2.6% smaller than 2018, but was the third largest harvest on record (2020 is set to outpace 2019), following 2017 and 2018. Crop production increased for rye (89.6%), flaxseed (70.9%), peas (56.3%), oats (12.0%), barley (5.6%) and wheat (5.1%), while production decreased for corn (-1.2%), canola (-7.9%) and soybeans (-35.2%).

Farm cash receipts in 2019 increased by $10.6 million to $6.6 billion, a 0.2% increase from 2018, the second highest on record. Total cash receipts from crops were down 4.2%. Oat receipts were up 57.4% to $186 million, and grain corn receipts were up 7.9% to $172.6 million. However, oilseed receipts declined 14.6% to $1.8 billion, driven lower by soybean receipts down 39.8% to $434.0 million, and a 1.9% decline in canola receipts to $1.3 billion.

Manitoba’s livestock was supported by an increase in receipts from hog production and partially offset by declining sales from cattle and calve production. In 2019, total livestock receipts increased by 0.4% to $2.36 billion compared to 2018.

Manitoba is the third largest producer of hogs in Canada and the largest exporter of pigs, accounting for approximately 60% of Canadian international exports. Manitoba hog producers reported 3.33 million hogs on January 1, 2020. In 2019, total hog exports from Manitoba were down 0.2% from 2018. Lower exports were partly attributable to high levels of hog inventories in the U.S. Hog processing increased in the last six months of 2019, up 3.3% from the same period in 2018 to 2.4 million head. Increased processing contributed to a 1.6% increase in farm cash receipts for hog operations to $1,087 million in 2019.

Manitoba cattle producers had 1.0 million cattle on their farms in January 2020, down 3.4% from January 2018, continuing a second year of decline in the cattle herd. In 2019, farm cash receipts for cattle and calves decreased by 4.7% to $588 million.

Receipts from supply-managed commodities were $607.2 million in 2019, up 5.1% compared to 2018. Supply-managed commodities make up 9.1% of total farm cash receipts, with dairy product sales contributing $317.3 million, up 5.7%, while poultry and eggs contributed $290.0 million, up 4.6%.

Canadian agriculture benefits from a number of support programs designed to stabilize farm income volatility from production and market risks. Payments under these programs are called direct payments and are included in total farm cash receipts. In 2019, direct payments increased by $74.9 million (or 41.7%), mostly due to weather conditions that drove up crop insurance claims. This follows a $1.4 million (or 0.8%) increase in 2018, due to an increases in crop insurance payments and private hail insurance claims.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2015 through 2019.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate
	2015	2016	2017	2018	2019	2015-2019
	(In millions of dollars)
Crops
Oilseeds	$1,543.5	$1,922.9	$2,274.3	$2,072.8	$1,770.0	3.5%
Wheat	913.9	866.8	1,054.0	1,153.7	1,131.4	5.5
Specialty and Forage	268.2	293.3	326.1	336.1	353.1	7.1
Vegetables	250.3	295.1	327.1	309.6	289.9	3.7
Other Grains	202.4	211.1	209.0	201.6	280.6	8.5
Other (1)	22.5	32.8	85.7	127.2	199.2	72.6

Total Crops	3,200.9	3,622.0	4,276.3	4,201.0	4,024.2	5.9

Livestock
Hogs	1,018.7	990.3	1,078.8	994.2	1,086.6	1.6
Cattle and Calves	713.5	552.3	547.2	598.5	588.2	-4.7
Dairy	258.8	252.2	279.7	300.3	317.3	5.2
Poultry and Eggs	254.6	259.3	261.1	277.3	290.0	3.3
Other livestock	77.8	65.3	70.7	76.4	77.1	-0.2

Total Livestock	2,323.4	2,119.5	2,237.5	2,246.7	2,359.2	0.4

Direct Payments	304.5	221.8	178.1	179.6	254.5	-4.4

Total Cash Receipts	$5,828.8	$5,963.3	$6,692.0	$6,627.3	$6,637.9	3.3%

Net Cash Income (2)	$1,122.5	$1,204.7	$1,810.7	$1,468.8	$1,308.6	3.9%

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Statistics Canada, table 32-10-0045.

Agriculture in 2020: COVID-19 measures in Manitoba coincided with the onset of the 2020 crop planting season. As a result, concerns were elevated regarding preparations and actual seeding. Given the scale of operations on the Canadian Prairies and the capital intensity utilized in crop farming, no material disruptions were experienced to the supply lines for seed, fertilizer or fuel. Most of the orders for supplies are done in advance and the deliveries were in the supply lines. The curtailment of sales of Canadian canola seed to China has had a marginal impact in 2020. Seeded area for canola increased by 3.2% in 2020. Grain companies increased their sales into other markets, including Europe, Pakistan, Bangladesh and United Arab Emirates.

The 2020 planting season was delayed at the start due to colder than usual temperature, but a hot summer with adequate rainfall in a majority of the key growing region was sufficient to generate a record volume of production. Preliminary estimates from Statistics Canada indicate increased production for sunflowers (69.5%), oats (31.4%), barley (24.8%), dry peas (16.1%), grain corn (13.6%), soybeans (4.6%) and canola (3.5%), and decreased production for wheat (-0.6%), rye (-11.6%) and flaxseed (-27.6%).

Manitoba cattle producers had 1.1 million cattle on their farms in July 2020, down 1.9% from July 2019. Total disposition of cattle and calves was down 7.8% in the first half of 2020 compared with the same period in 2019. The reduction was partially due to temporary COVID-19 related closures of processing plants in Alberta, which resulted in a 48.3% reduction in interprovincial cattle exports from Manitoba in July 2020 compared to the same period in 2019.

Manitoba hog inventory is mostly unchanged in the first half of 2020 at 3.38 million compared to 3.40 million in 2019. Total disposition of hogs was up 2.0% in the first half of 2020 compared with the same period in 2019. Strong pork demand from several countries, mainly Japan, offset some of the negative effects from the suspension of pork exports to China and contributed to the increased processing of hogs and higher prices. Higher prices contributed to a 9.3% increase in farm cash receipts for hog operations.

Mining and oil and gas extraction (mineral and petroleum): The mineral and petroleum industries make up the third largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are zinc, nickel, copper, and gold. Other metals produced include silver, platinum, cobalt, selenium, caesium and tellurium. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in Eastern Canada, and the Northeastern and North-Central areas of the U.S.

In 2019, the mineral and petroleum industries accounted for 3.0% of Manitoba’s real GDP and 2.9% of total international merchandise exports, and directly employed 4,700 workers. Manitoba produced 37.0% of Canadian zinc production in 2019, 7.1% of its nickel production, 4.6% of its copper production, 1.9% of its gold production, 10.5% of its silver production and 100% of its caesium production.

There are currently four major mining operations in Manitoba: Lalor Mine (copper, zinc and gold), 777 Mine (copper and zinc), Thompson Mine (T1, T3, and 1-D) (nickel and copper), and Tanco Mine (caesium).

Hudbay’s active operations in Northern Manitoba include the 777 and Lalor mines and related processing facilities. The 777 mine in Flin Flon is anticipated to shut down in the second quarter of 2022. Lalor Mine is anticipated to continue until 2028. Vale Canada’s existing operations in Thompson (T1, T3, and 1-D) transitioned to mining and milling in 2018. Tanco Mine is an underground caesium and tantalum mine, owned and operated by Sinomine. The mine has the largest known deposit of pollucite and is also the world’s largest producer of caesium.

Capital investment and exploration into new opportunities continue in the sector. In May 2019, the Manitoba government approved Canadian Premium Sand’s environmental license application to mine a frac sand mining project in the Wanipigow region. The company estimates 30.6 million tonnes proven and provable high-quality silica exists in the mine. In July 2019, CanWhite Sands Corp. filed an Environmental License Application for the Vivian Sand project which would allow for the construction and operation of approximately 1.4 million tonnes per year silica sand processing facility located in Springfield.

Alamos Gold Inc. has completed its feasibility study of the Lynn Lake Project and filed the Environmental License Application in October 2020 for the construction and operation of a 17.5 million tonnes open pit gold mine, an ore milling and processing facility and tailing management facility located northeast of Lynn Lake.

With the expansion of the petroleum industry in the province, diversity in Manitoba’s mineral and petroleum sector has broadened. In 2019, metallic minerals accounted for 43.2%, petroleum for 45.2%, and industrial minerals for 11.6%. Within the total value of production of metallic minerals, zinc accounted for 35.6%, nickel for 21.9%, gold for 18.7%, copper for 18.6%, other metals for 5.3% and silver for 2.5%.

Commodity prices for base metal and oil have generally continued to decline over the past two years, reflecting slower growth in global demand, increased international trade concerns related to tariffs and free trade deals and more recently economic disruptions related to the COVID-19 pandemic.

Minerals and petroleum in 2019: Capital spending on mining, quarrying, and oil and gas extraction increased for the fourth consecutive year, up by 14.0% in 2019 to $698.7 million, following a 21.7% increase in the year prior. The value of mineral and petroleum production decreased by 8.7% to $2.483 billion. Petroleum sales declined by 0.6%, while metallic mineral sales declined by 17.9%. Industrial mineral sales increased by 1.9% in 2019. Within the metallic mineral industry, the value of zinc, nickel, copper, and gold sales decreased by 7.7%, 18.6%, 29.9%, and 19.9%, respectively.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2015 through 2019.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate
	2015	2016	2017	2018	2019	2015-2019
	(In millions of dollars)
Metals
Zinc	$203.1	$286.0	$463.4	$412.8	$381.3	17.0%
Nickel	376.8	317.8	327.7	288.3	234.6	-11.2
Copper	280.6	272.3	299.9	283.9	198.9	-8.2
Gold	154.7	177.7	207.9	250.1	200.2	6.7
Other Metals	51.8	59.4	70.6	71.0	57.3	2.6

Total Metals	1,067.0	1,113.2	1,369.5	1,306.1	1,072.4	0.1
Petroleum	891.0	750.0	880.0	1,130.0	1,123.0	6.0
Industrial Mining	280.5	304.3	289.1	282.3	287.8	0.6

Total	$2,238.5	$2,167.5	$2,538.6	$2,718.4	$2,483.2	2.6%

Sources: Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Minerals and petroleum in 2020: Uncertainty in the commodity markets remain elevated due to the COVID-19 pandemic, but the post lock-down support in industrial demand and supply lines are encouraging signs for a rebound in prices. In the first seven months of 2020, the volume of nickel and gold increased by 13.7% and 11.5% respectively, compared to the same period last year. Copper, silver, and zinc production decreased by 1.6%, 4.6%, and 12.3% respectively.

Services: Manitoba’s central geographical location in North America has been an important element in developing a diverse services-producing sector. Manitoba has direct access to markets in Ontario, the Western Provinces and the Northern Territories. To the south, the mid-continental trade corridor provides markets and development opportunities for Manitoba with the U.S. and Mexico. The Port of Churchill (the Port) on the Hudson Bay provides seasonal shipping access to the Atlantic Ocean. The port has four deep-sea berths capable of handling Panamax-size vessels for the loading and unloading of grain, bulk commodities, general cargo, and tanker vessels. Currently, the port is primarily used for shipping grains.

Manitoba’s central location allows for effective trade, communication and commerce with all North American time zones. As a result, Winnipeg has developed a far-reaching air, rail and truck transportation network. This network is complemented by the Winnipeg James Armstrong Richardson International Airport, one of only a few 24-hour unrestricted air cargo terminals in Canada. Winnipeg is home to one of the largest trucking centres in North America, and two of Canada’s ten largest trucking firms are headquartered in Manitoba. Winnipeg is also a major rail operations hub for both of Canada’s national railways, offering intermodal marshalling yards. Three rail links to the U.S. facilitate shipments throughout North America. This advantage in transportation has resulted in a relatively large transportation and warehousing industry in Manitoba that accounts for 6.8% of total economic activity and is the largest commercial service industry in the Province.

Also supporting the service sector is CentrePort Canada. CentrePort Canada is North America’s largest tri-modal inland port and a Foreign Trade Zone strategically located at the hub of international trading corridors connecting to major markets across the globe. On a designated 20,000 acres site, CentrePort Canada offers greenfield investment opportunities for a wide variety of business operations including distribution, warehousing and manufacturing. Approximately 70 companies in various stages of development are now on the site. Notable companies include: FedEx Freight, Boeing Canada, Magellan Aerospace, MacDon, GE Aviation, Paterson GlobalFoods, Bison Transport, Canada Cartage and North West Company. Recent additions include Groupe Touchette, Medline Industries and Merit Functional Foods Corporation. CentrePort recently announced plans to build a new 665-acre Rail Park. The Rail Park will combine industrial space with logistics infrastructure and services to attract rail intensive companies.

Manitoba’s service sector has a wide range of medium sized enterprises, including transportation and warehousing (6.6%), retail trade (5.5%), finance and insurance (5.4%), wholesale trade (4.8%), real estate, rental and leasing (3.9%), professional services (3.3%), information and culture (2.8%), and accommodation and food services (2.0%). Service-producing industries have expanded to account for approximately 70.9% of total GDP in Manitoba in 2019. From 2015 through 2019, commercial service industries accounted for 47.4% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 29.3% of total employment.

Finance and insurance services are an important component of Winnipeg’s economy. Winnipeg is the headquarters of IG Wealth Management, a major mutual fund company, The Canada Life Assurance Company, a major life insurance company and Wawanesa Insurance, a major property and casualty insurer. Winnipeg is a major centre of Canada’s grain trade, with Canadian head offices of seven major grain companies. The finance and insurance service industries account for 5.4% of Manitoba’s real GDP.

Manitoba has a well-developed tourism industry. Home to the Canadian Museum of Human Rights, a National Hockey League franchise (Winnipeg Jets) and a large convention centre, the Province attracts significant national and international convention activity, and Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2019, total exports of Manitoba goods and services to foreign markets and other Provinces increased 1.8% to $37.8 billion, and total imports increased 0.7% to $44.3 billion, resulting in a trade deficit of $6.4 billion. Total exports were equal to 50.5% of nominal GDP, while total imports were equal to 59.1% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2015 through 2019.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$16,182	$16,108	$16,471	$17,890	$17,716
Interprovincial	17,844	17,664	19,002	19,283	20,109

Total Exports of Goods and Services	34,026	33,772	35,473	37,173	37,824

Ratio of Total Exports to Nominal Gross Domestic Product	51.6%	50.2%	49.9%	51.1%	50.5%
Imports of Goods and Services
International	$19,795	$19,373	$20,398	$21,603	$21,725
Interprovincial	20,339	20,041	21,013	22,354	22,533

Total Imports of Goods and Services	40,134	39,414	41,411	43,957	44,258
Ratio of Total Imports to Nominal Gross Domestic Product	60.9%	58.6%	58.2%	60.5%	59.1%

Trade Balance	$(6,108)	$(5,642)	$(5,938)	$(6,784)	$(6,433)

Sources:	Statistics Canada and Manitoba Bureau of Statistics

Manitoba’s total exports and imports of goods and services are almost evenly distributed between interprovincial and international markets. In 2019, 46.8% of total export sales were destined for international markets and 53.2% were destined for interprovincial markets. In 2019, 50.9% of total import sales were from interprovincial markets and 49.1% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services for interprovincial markets are more evenly distributed. In 2019, goods exports accounted for 85.2% of all international exports (86.2% in 2018), while services accounted for 14.8% (13.8% in 2018). Goods exports accounted for 49.8% of all interprovincial exports in 2019 (50.0% in 2018), while services accounted for 50.2% (50.0% in 2018).

Manitoba imports more goods from international markets compared to services. Manitoba imports more services from interprovincial markets compared to goods. In 2019, goods imports accounted for 84.6% of all international imports (84.8% in 2018), while services accounted for 15.4% in 2019 (15.2% in 2018). For all interprovincial imports in 2019, goods imports accounted for 47.0% (47.3% in 2018), while services accounted for 53.0% (52.7% in 2018).

Foreign Merchandise Exports

Foreign Exports in 2019: Foreign merchandise exports from Manitoba amounted to $15.8 billion in 2019. Manufactured products accounted for 70.4% of total exports, while agriculture commodities accounted for 18.5%. Mining commodities and electricity sales accounted for 2.9% and 2.0% respectively of total foreign merchandise exports from Manitoba. In 2019, of the total foreign merchandise exports, 75.9% were to the United States, 14.3% to Asia, 2.9% to Europe and 2.4% to Mexico.

From 2015 to 2019, total foreign merchandise exports increased by 15.2% (representing a compound annual growth rate of 3.6%). Exports to the U.S. increased by 26.2% (representing a compound annual growth rate of 6.0%) and exports to all other countries increased by 9.6%.

In 2019, total Manitoba exports increased by 2.2%, with exports to U.S. markets increasing 9.9%, and exports to non-U.S. markets decreasing 16.2%.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2015 through 2019.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2015	2016	2017	2018	2019	2015-2019
	(In millions of dollars)
Manufacturing
Chemicals	$1,288.3	$1,242.3	$926.7	$1,849.5	$2,845.1	22.0%
Food	2,141.9	2,439.8	2,693.5	2,646.6	2,839.9	7.3
Transportation Equipment	1,578.9	1,657.0	1,684.6	1,792.4	1,772.4	2.9
Machinery	1,073.1	978.9	1,006.8	1,193.7	1,168.0	2.1
Plastics and Rubber	419.8	426.1	449.6	481.1	481.8	3.5
Primary Metals	1,052.7	788.0	734.0	760.8	405.8	-21.2
Paper and Allied	245.0	198.0	225.5	269.6	257.7	1.3
Fabricated Metals	198.4	214.1	247.0	252.2	252.7	6.2
Furniture and Fixtures	175.5	172.8	175.8	197.7	214.9	5.2
Wood Products	131.7	231.7	218.6	254.7	203.6	11.5
Computers and Electronics	165.9	178.8	158.4	188.0	180.9	2.2
Electrical Equipment	178.9	179.8	184.7	191.5	169.0	-1.4
Printing and Publishing	108.3	111.8	123.3	117.9	129.4	4.5
Petroleum and Coal	60.3	79.0	71.2	91.8	83.1	8.4
Other	108.4	116.6	136.0	209.7	137.7	6.1

Total Manufacturing	8,927.2	9,014.6	9,035.6	10,497.1	11,151.2	5.7

Agriculture
Wheat	974.5	850.0	971.2	1,155.5	1,144.1	4.1
Oilseeds	1,105.2	1,259.4	1,424.4	1,291.2	869.4	-5.8
Vegetables	134.1	164.8	279.5	207.7	235.7	15.1
Hogs	244.3	229.3	241.6	218.0	225.8	-2.0
Other Grains	186.9	177.3	172.6	224.1	210.2	3.0
Cattle	196.4	157.0	89.1	136.8	138.0	-8.4
Other Agriculture	130.8	121.2	114.9	113.0	111.5	-3.9

Total Agriculture	2,972.3	2,959.2	3,293.2	3,346.3	2,934.9	-0.3

Mining and Oil and Gas Extraction	870.4	370.2	370.5	417.4	465.7	-14.5
Electricity	370.1	387.0	419.9	363.1	309.9	-4.3
Other	611.6	719.6	765.3	876.7	978.1	12.5

Total	$13,751.5	$13,450.6	$13,884.6	$15,500.7	$15,839.7	3.6%

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Foreign Exports in 2020: Total foreign exports for the first seven months of 2020 were down 0.5% compared to the first seven months of 2019. This compares to a 16.3% decrease in foreign exports for Canada. Over the same period, Manitoba exports to the U.S. have decreased by 5.5% and Manitoba exports to other countries have increased by 14.3%.

Capital Investment

The annual Capital and Repair Expenditures Survey (CAPEX) collects data on capital and repair expenditures in Canada. In 2019, capital investment in Manitoba increased 3.4%, the fourth largest increase among other provinces and above Canada’s 1.7% increase. The largest percentage increases in capital investment occurred in: manufacturing; mining and oil and gas extraction; transportation and warehousing; public administration; retail trade; construction; and information and cultural industries. Decreases in capital investment occurred in: arts, entertainment and recreation; finance and insurance; agriculture; health care and social assistance; utilities; education; real estate and leasing; and accommodations and food service. In 2019, private investment increased by 8.0%, while public investment decreased by 2.2%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2015 through 2019.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate
	2015	2016	2017	2018	2019	2015-2019
	(In millions of dollars)
Utilities	$2,473.8	$3,105.0	$3,150.7	$2,496.2	$2,219.6	-2.7%
Transportation and Warehousing	1,266.5	1,077.5	946.5	1,405.0	1,544.3	5.1
Manufacturing	528.2	508.8	570.0	737.0	1,134.9	21.1
Public Administration	1,397.7	951.3	976.3	951.0	1,044.3	-7.0
Mining and Oil and Gas Extraction	771.0	407.7	503.8	613.0	698.7	-2.4
Agriculture	589.6	508.2	679.6	668.5	627.0	1.5
Real Estate and Leasing	334.9	425.8	408.5	474.3	364.3	2.1
Retail Trade	255.3	226.2	250.5	258.8	281.3	2.5
Information and Cultural Industries	300.2	231.2	287.8	274.7	279.0	-1.8
Education	284.5	383.7	307.4	313.0	277.0	-0.7
Construction	188.5	167.8	210.8	247.3	268.8	9.3
Arts, Entertainment and Recreation	99.0	141.5	152.7	163.9	158.5	12.5
Health Care and Social Assistance	267.3	111.3	170.4	143.7	131.2	-16.3
Other	736.1	615.9	524.7	645.7	683.6	-1.8

Total	$9,492.6	$8,861.9	$9,139.7	$9,392.1	$9,712.5	0.6

Private	4,892.2	4,154.3	4,384.5	5,168.9	5,580.2	3.3
Public	4,600.4	4,707.6	4,755.1	4,223.2	4,132.2	-2.6

Source: Statistics Canada, tables 34-10-0035 and 34-10-0038.

Statistics Canada’s Annual Capital and Repair Expenditures Survey, published in August 2020, indicated that capital investment in Manitoba was expected to decrease by 11.5% in 2020. Private capital investment was expected to decrease by 10.4% and public investment to decrease by 12.9%. The largest increases were expected to occur in: health care and social assistance; real estate and leasing; finance and insurance; retail trade; information and cultural industries; and education. The largest decreases were expected to occur in agriculture; public administration; construction; arts, entertainment and recreation; manufacturing; utilities; accommodation and food services; mining and oil and gas extraction; and transportation and warehousing.

Labour Force

Labour Markets in 2019: In 2019, employment increased 0.9% compared to 2018, with growth occurring in: business, building and other support services; construction; transportation and warehousing; public administration; manufacturing; professional, scientific and technical services; educational services; agriculture; and wholesale and retail trade. Declines were recorded in: accommodation and food services; health care and social assistance; information, cultural and recreation; finance, insurance, real estate, rental and leasing; other services; utilities; and forestry, fishing, mining, quarrying, oil and gas. In 2019, the average unemployment rate in Manitoba was 5.3%, down from 6.0% in 2018, the fourth lowest of any Province in Canada and below Canada’s rate of 5.7%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2015 through 2019.

LABOUR FORCE

	Annual Averages
	2015	2016	2017	2018	2019
Labour Force (in 000’s)	674.1	674.9	680.9	688.8	690.0
Employment (in 000’s)	636.2	633.6	644.1	647.7	653.4
Participation Rate (Manitoba) (%)	68.3	67.6	67.2	67.2	66.5
Participation Rate (Canada) (%)	65.8	65.7	65.8	65.4	65.7
Unemployment Rate (Manitoba) (%)	5.6	6.1	5.4	6.0	5.3
Unemployment Rate (Canada) (%)	6.9	7.0	6.3	5.8	5.7

Source: Statistics Canada, table 14-10-0327.

Labour Markets in 2020: In the first nine months of 2020, seasonally adjusted employment in Manitoba decreased 3.8% compared to the same period for 2019, averaging 629,100 jobs. Employment increases were recorded in: agriculture; professional, scientific and technical services; educational services; and other services. Declines were recorded in: public administration; wholesale and retail trade; finance, insurance, real estate, rental and leasing; health care and social assistance; business, building and other support services; utilities; manufacturing; construction; transportation and warehousing; forestry, fishing, mining, quarrying, oil and gas; information, culture and recreation; and accommodation and food services.

In the first nine months of 2020, the seasonally adjusted unemployment rate in Manitoba averaged 8.1%, up from 5.4% in the same period in 2019 and is the lowest in Canada. During the same period, the seasonally adjusted unemployment rate in Canada averaged 9.8%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2020 averaged 65.4%, down from 66.7% in the same period in 2019. The seasonally adjusted labour force participation rate in Canada averaged 63.7% over the first nine months of 2020.

Energy

Refined petroleum and natural gas provided 47% and 24%, respectively, of the Province’s total energy needs in 2018. The remaining 29% was generated by electricity, with the majority generated by hydro-electric energy.

The provincial crown corporation, Manitoba Hydro, generated 35.5 billion kilowatt hours of clean electricity from renewable resources in fiscal year 2019/20, mostly hydroelectric, representing over 99% of the crown corporation’s total electricity generation. The utility’s electric grid carbon intensity was 0.88 tonnes of carbon dioxide equivalent per gigawatt hour (tCO2e/GWh) produced.

For more information on clean electricity generation in the Province, including rates, see “The Manitoba Hydro-Electric Board” section.

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, when the Legislative Assembly is not in session, the Lieutenant Governor in Council may authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The Auditor General, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year, examines the accounts and financial statements of the Province.

The Summary Financial Statements of the Province have been prepared in accordance with Canadian public sector accounting standards.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of various government components, Government Organizations (GOs), Government Business Enterprises (GBEs) and Government Business Partnerships (GBPs).

In order to be considered a part of the GRE for the Summary Financial Statements, an organization must be controlled by the Province. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss from the other organization’s activities.

GOs, with the exception of GBEs and GBPs, are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of GOs (Crown organizations) are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, and Manitoba Liquor and Lotteries Corporation.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of accounting. Under this method of accounting, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Table II shows the Supplementary financial information, which describes the financial position and results of operations of these enterprises.

The characteristics of a GBP are similar to a GBE except the organization is a partnership under shared control, rather than a government organization under the control of the Province. GBPs are accounted for in the summary financial statements using the modified equity method. The Province accrues its share of the GBP’s net income or losses, and other net equity changes, without adjusting the GBP’s accounting policies to a basis consistent with that of the GRE.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year and to improve long-term fiscal planning. This Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2020, the Fiscal Stabilization Account had $800 million in liquid assets (2019 — $571.5 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)

Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated.

b)

Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period in which the transactions are authorized, any eligibility criteria are met, and the amounts involved can be reasonably estimated. A liability is recorded to the extent that a transfer gives rise to an obligation that meets the definition of a liability in accordance with criteria in public sector accounting standards.

Externally restricted inflows are recognized as revenue in the period in which the expenses are incurred for the purposes specified. Externally restricted inflows before the expenses are incurred are reported as a liability.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars)
Revenue
Income taxes	$3,777	$3,958	$3,985	$4,234	$4,515
Retail sales tax	2,269	2,301	2,444	2,472	2,262
Fuel taxes	332	336	344	347	338
Levy for health and education	333	343	356	376	385
Education property tax	711	793	827	847	874
Other taxes	605	623	617	643	633
Fees and other revenue	2,226	2,329	2,364	2,341	2,497
Federal transfers	3,820	4,128	4,200	4,531	4,847
Net income from government business enterprises	618	589	758	919	913
Sinking funds and other investments earnings	225	227	257	318	377

Total Revenue	14,916	15,627	16,152	17,028	17,641

Expenses
Personnel services	7,790	8,015	8,057	8,070	8,241
Grants/Transfer Payments	2,202	2,333	2,418	2,490	2,776
Transportation	152	150	155	167	182
Communications	74	77	75	72	75
Supplies and Services	1,820	1,941	1,871	1,954	2,035
Social assistance related	1,433	1,490	1,785	1,855	1,728
Other operating	772	706	704	745	711
Minor capital	115	94	116	101	106
Amortization	635	680	713	723	745
Debt Servicing	855	930	952	1,000	1,037

Total Expenses	15,848	16,416	16,846	17,177	17,636

Net Income (Loss) for the year	$(932)	$(789)	$(694)	$(149)	$5

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2020 Summary Financial Statements. The Audit Report identified two specific issues leading to the qualification. These issues relate to points of disagreement between the Auditor General and the Government of Manitoba.

The first disagreement related to the Government’s removal of Workers Compensation Board (WCB) from the Government Reporting Entity (GRE), on the basis that the Government does not control the Board. The government’s presentation had the effect of decreasing revenue by $48 million in 2019/20 and increasing revenue by $53 million in 2018/19. The Auditor General expressed the opinion that the WCB should not have been excluded from the GRE.

The second disagreement related to the Government’s exclusion of the Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust (the Trusts) from the Summary Financial Statements for the years ended March 31, 2020 and March 31, 2019. If the Government had included the Trusts in the Summary Financial Statements, the revenue and expenses would have increased by $9 million and $19 million respectively in 2019/20. Also, revenue would have increased by $3 million while expenses would have decreased by $222 million in 2018/19. The Auditor General expressed the opinion that the Trusts should not have been excluded from the GRE.

For a complete description of the Auditor General’s comments with respect to the qualification of its Audit Opinion see “Tables of Supplementary Information – Table VI”.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis.

In June 2017, the Province enacted The Fiscal Responsibility and Taxpayer Protection Act (the Fiscal Responsibility Act), which replaced previous balanced-budget legislation.

Under the Fiscal Responsibility Act, the Minister of Finance must table a budget for the government reporting entity every fiscal year, typically by April 30. At the same time, the Minister must table a fiscal responsibility strategy setting out the current and future financial objectives for the Government. Once the deficit has been eliminated, this strategy must also set out the Government’s debt reduction objectives.

The Fiscal Responsibility Act provides that until the deficit is eliminated, the Government is not to incur a deficit that is more than the baseline amount. This baseline amount is calculated in accordance with the provisions of that Act and equals $624 million in 2020/21. For each subsequent fiscal year, this baseline amount will be reduced by the lesser of $100 million or the amount by which the previous year’s deficit was less than that year’s baseline.

Once the baseline amount has reached zero, then the Government must maintain balance by not incurring a deficit. The deficit or surplus amount is to be calculated on a summary basis. Certain amounts are excluded from the calculation, such as Manitoba Hydro’s net income or loss as well as the impact of natural disaster, war or other disaster, a reduction in revenue resulting from a decision of another level of government or of a regulatory body that took effect after the budget for the fiscal year was tabled, a one-time expenditure or reduction in revenue of more than $25 million arising from a change in public accounting standards or if an organization or fund ceases to be included in the Summary Financial Statements. Adjustments are also to be made for amounts transferred to or from the Rainy Day Fund. As part of the public accounts for each fiscal year, the Minister of Finance must report on the deficit or surplus amount and compare actual results with the budget and the fiscal responsibility strategy.

Each fiscal year, 20% of ministerial salaries are withheld pending the tabling of the public accounts for that year. The amount withheld increases to 40% if there are two consecutive years in which there is a contravening deficit. The withholding does not apply to new Ministers in the fiscal year of their appointments, and any increase in withholding to 40% does not apply to new Ministers in the second and third fiscal years following their appointment. These withholdings do not apply to Ministers appointed following a general election that has resulted in a change in government.

The portion of the amount withheld to be paid to Ministers is determined by the actual results for the year. If there is no deficit, the full amount withheld is to be paid to them. If there is a contravening deficit, the ministerial salary for that year is reduced by the full amount withheld. If there is a deficit that does not exceed the legislated requirement, the ministerial salary is reduced proportionally, with the full amount payable if the deficit is lower than the legislated requirement by $100 million or more.

A non-binding referendum must be held before the Government introduces any bill to increase the rate of tax under The Health and Post Secondary Education Tax Levy Act, The Income Tax Act or The Retail Sales Tax Act. The Fiscal Responsibility Act cannot be amended or repealed without being referred at the committee stage to a standing committee of the Legislative Assembly for public meetings to be held with not less than seven days’ notice.

Budget 2020 and COVID-19 Update

Budget 2020 was introduced on March 11, 2020, the same day that the World Health Organization declared COVID-19 a worldwide pandemic. Budget 2020 reaffirmed the Government’s stated commitment to restoring fiscal stability, securing public services and strengthening the economy. It set out clear objectives to manage future financial volatility and to further improve financial transparency and accountability. The Government committed to continue to rebuild the Province’s savings, providing protection for core government operations in future years, by budgeting a transfer of $72.0 million from core government in 2020/21 to the Rainy Day Fund.

Budget 2020 was tabled on March 19, 2020, eight days after being introduced, but given the onset of news of the global pandemic, the government tabled a supplementary document that outlined the first steps that were to be taken to pre-emptively address the COVID-19 pandemic in Manitoba. To ensure that the government had sufficient spending authority in place to address the pandemic, a bill for $1 billion in Supplementary Estimates was also tabled.

Following the declaration of a province-wide state of emergency on March 20, 2020 and the introduction of an unprecedented number of containment and economic support measures to reduce the impact of the virus, the government released an Economic and Fiscal Update on June 30, 2020. The update provided an ongoing assessment of the rapidly changing economic environment and the impact of COVID-19 on the government’s fiscal situation. The update provided a consensus economic outlook for Manitoba that showed a “V” shaped recession/recovery in 2020, a rapid decline in economic activity followed by a rebound in the second half of year. However, the uncertainty from the pace of revisions to economic forecasts and the introduction of new measures presented significant downside risks that could set back the recovery, changing a “V” shaped recovery to a “U” or a “L” shaped recovery. These risks could substantially increase expenditures and lower revenues, resulting in a wide range of deficit projections from $3 billion to almost $5 billion in 2020/21.

The Economic and Fiscal Update was followed by the First Quarter Report for 2020/21. The report showed a projected deficit of $2,938 million compared to a deficit of $220 million in the Budget. The government has also authorized an additional $557 million in COVID-19 expenditures in Supplementary Estimates approved on October 15, 2020.

Steps taken by our government over the past four years to manage Manitoba’s finances more responsibly and invest in emergency preparedness have put our province in a strong, financially-resilient position to respond to the human and economic challenges presented by COVID-19. That resiliency is made up of four main components:

Resiliency Components	Measurable Outcomes
1. Rainy Day Fund Re-Investment	• Emergency liquidity source • Re-invested to continue growth

2. Prudent Budgeting	• Largest amount ever put aside for emergencies • Avoided $10 billion of debt over the past 4 years • Saved tax payers approximately $200 million of incremental interest costs

3. Federal Support	• Communicating and working with the federal government to identify Manitoba business sectors that require assistance as a result of harm caused by COVID-19

• Making use of the credit provided through the Business Development Bank of Canada

4. A Stable, Resilient Economy

•   Diversified economy has allowed for Provincial Sales Tax cuts, saving Manitoban’s $300 million annually

•   Removing Provincial Sales Tax from important services

•   Allows Manitoban’s to be better positioned to respond to COVID-19 and future emergencies

Manitoba’s Throne Speech delivered September 2020, sets out the Government’s priorities given the COVID-19 pandemic, as well as measurable outcomes, as follows:

Priority	Action Items
Protecting Health Care	• Investing in PPE • New income support program for Manitobans with disabilities • Capital upgrades to enhance the health and safety in personal care homes

Protecting Jobs	• Creating an independent, private sector-led economic development agency to attract investment • Modernizing apprenticeship training • Updating provincial tourism strategy

Protecting Incomes	• Lower taxes • Lower rates from MPI • Continue Tax Rollback program

Protecting Education & Childcare	• Keeping schools open, and children safe • Access to remote and in-class learning • Providing affordable childcare

Protecting Manitoba’s Future	• 3-part plan focusing on Manitoba’s financial, climate, and energy future • Two-term balanced budget plan • Clean energy advantage with Manitoba Hydro

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2020/21, as set forth in the original budget tabled in March 2020:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$1,442
Manitoba Hydro	1,529
General Government Capital Investments	355
Other Self-Sustaining Programs	270
Civil Service Superannuation Plan	100
New Cash Requirements:
Manitoba Hydro	1,100
General Government Programs	92
General Government Capital Investments	414
Other Self-Sustaining Programs	348

Total Provincial Financing Requirement	$5,650

Although an updated financing requirement figure has not been released, in light of the Economic and Fiscal Update released in June 2020 and the First Quarter Report for 2020/21, the actual financing requirement is now expected to be significantly higher than originally budgeted.

In the fiscal year 2020, the Province recorded a net gain of $5 million, which was $365 million better than anticipated by the restated fiscal 2020 budget. The total summary revenue was $17,641 million, $616 million higher than the restated fiscal 2020 budget estimate of $17,025 million. Summary expenses were $17,636 million, an increase of $251 million from the restated fiscal 2020 budget estimate of $17,385 million. The following discussion of Summary Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, as reflected in the original budget tabled in March 2020, supplemented by the First Quarter Report for 2020/21.

Summary Government Revenue

Provincial Source Revenues. The Province expected to derive $12,601 million, or approximately 71% of the Province’s total summary revenue, from Provincial sources in Fiscal Year 2020. This compares to $12,794 million, or approximately 73%, from Provincial sources in the previous fiscal year.

Reflecting the COVID-19 pandemic, revenue estimates have been updated in the 2020/21 First Quarter Report. The Province now expects to derive $10,951 million, or approximately 68% of the Province’s total summary revenue, from Provincial sources in Fiscal Year 2021.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces. Changes to Federal tax rates, particularly as to personal and corporate income tax, and related tax planning by taxpayers can impact the Province’s tax receipts from year to year.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with three brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue for the fiscal year ending March 31, 2021 was budgeted at $3,982 million, up from $3,903 million received in fiscal 2020. In the 2020/21 First Quarter Report, personal income tax revenue for the fiscal year ending March 31, 2021 is updated to $3,664 million.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses, with active business income of less than $500,000, is 0.0%. The general business tax rate is 12.0%. Corporate income tax revenue for the fiscal year ending March 31, 2021 was budgeted at $639 million, up from $612 million received in fiscal 2020. In the 2020/21 First Quarter Report, corporate income tax revenue for the fiscal year ending March 31, 2021 is updated to $484 million.

The Province applies a tax at a general rate of 7% (reduced from 8% effective July 1, 2019) on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and all prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2021 was budgeted at $2,021 million, down from $2,262 million received in the previous fiscal year. In the 2020/21 First Quarter Report, retail sales tax revenue for the fiscal year ending March 31, 2021 is updated to $1,959 million.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2021, the revenues from gasoline and motive fuel taxes were budgeted at $354 million, slightly up from $338 million received in the previous fiscal year. In the 2020/21 First Quarter report, fuel tax revenue for the fiscal year ending March 31, 2021 is updated to $304 million.

There is also a tobacco tax of 30.0¢ per cigarette and 45.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2021 was budgeted at $199 million, down from $220 million received in the previous fiscal year. In the First Quarter Report, tobacco tax revenue for the fiscal year ending March 31, 2021 is updated to $171 million.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll greater than $2.5 million is 2.15%. For the fiscal year ending March 31, 2021, the levy was budgeted to yield $399 million, up from $385 million received in the previous fiscal year. In the 2020/21 First Quarter Report, the levy for health and education revenue is updated to $370 million.

Federal Government Transfers: Total transfer payments from the Government of Canada were budgeted to provide $5,136 million, or approximately 29%, of the Province’s total summary revenue in the fiscal year ending March 31, 2021. This compares to $4,847 million, or approximately 27%, received in the previous fiscal year.

The economic impact of the COVID-19 pandemic has lowered the First Quarter total summary revenue forecast for the Province by $1,560 million for the fiscal year ending March 31, 2021. However, the forecast for unconditional federal government transfers remains unchanged from budget while the forecast for shared cost and other federal transfers is up $90 million. This increases the forecast for total federal transfer payments to $5,226 million, or 32% of total forecasted provincial summary revenue for the year ending March 31, 2021.

Unconditional transfers, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), were budgeted to account for $4,577 million, or approximately 26% of total summary revenue in 2020/21 (or 28% of total summary revenue based on the First Quarter revenue forecast). This compares to $4,277 million, or 24%, received in the previous fiscal year. Other conditional transfers, consisting mainly of Federal payments in respect of cost-shared programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST (the “major transfers”) are authorized by the Federal-Provincial Fiscal Arrangements Act (Canada) (Fiscal Arrangement Act).

The Government of Canada’s Equalization Program (the Equalization Program) is intended to ensure Provincial Governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines how much revenue each Province could raise on its own at typical levels of taxation and any shortfall relative to the Provincial average (the 10-Province “standard”) is partially or fully paid out in “Equalization”. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $2,510 million in Equalization revenue in the fiscal year ending March 31, 2021, up from $2,255 million received in the previous fiscal year.

The total annual Equalization Program payout grows in line with the economy as measured by a three-year moving average of national nominal Gross Domestic Product (GDP) growth.

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT cash support for all Provinces and Territories will reach $41.9 billion in 2020/21. The CHT grows in line with a three-year moving average of national, nominal GDP growth, with funding guaranteed to increase by at least 3% per year. The CHT is allocated on an equal per capita basis. The Province budgeted $1,521 million in CHT revenue in 2020/21, up from $1,490 million received in the previous fiscal year.

The Province budgeted $46 million in revenue from targeted federal funding for home care and mental health services in 2020/21, up from $40 million in 2019/20. Manitoba will receive $400 million over 10 years in targeted health funding, its per capita share of an $11 billion national fund announced in federal Budget 2017.

The CST supports Provinces and Territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. It is allocated on an equal per capita cash basis across all Provinces and Territories and includes a 3% annual escalator. The Province budgeted $546 million in CST revenue in 2020/21, up from $532 million received in the previous fiscal year.

The Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue.

Summary Government Expenses

Health, Seniors and Active Living. For the fiscal year ending March 31, 2021, expenditure for Health, Seniors and Active Living was budgeted at $6,819 million, down from $6,873 million expensed in fiscal 2020 and an increase of 2.2% over the prior year’s budget. This is the largest single expense category and represents 38.0% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions. In the 2020/21 First Quarter Report, the revised expense for Health, Seniors and Active Living is forecasted to be $7,272 million.

Education. Education expenditure for the fiscal year ending March 31, 2021 was budgeted at $4,710 million, up from $4,574 million expenses in fiscal 2020 and an increase of 1.7% over the prior year’s budget, representing 26.2% of Manitoba’s total budgeted Expenditure Estimate. The majority of this expense provides direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province. In the 2020/21 First Quarter Report, the revised expense for Education is forecasted to be $4,871 million.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.0% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2021, expenditure for Families was budgeted at $2,161 million, a decrease of 2.1% over the prior year’s budget and a decrease from $2,173 million expensed in fiscal 2020. In the 2020/21 First Quarter Report, the revised expense for Families is forecasted to be $2,169 million.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development was budgeted at $1,554 million for the fiscal year ending March 31, 2021, a decrease of 3.2% over the prior year’s budget and a decrease from fiscal 2020 expenses amount of $1,641 million. This represents 8.7% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure, amounting to $494 million. Expenditure for Provincial assistance to municipal governments was budgeted at $386 million for the fiscal year ending March 31, 2021 and includes funding to support the delivery of municipal services and infrastructure renewals, and grants in lieu of taxes to municipalities. In the 2020/21 First Quarter Report, the revised expense for Community, Economic and Resources Development is forecasted to be $1,916 million.

Justice and Other Expenditures. Expenditure for Justice and Other Expenditures were budgeted at $1,712 million, up from the expensed amount of $1,338 million in fiscal 2020. This category represents 9.5% of the Province’s total budgeted Expenditure Estimate. In the 2020/21 First Quarter Report, the revised expense for Justice and Other Expenditures is forecasted to be $1,887 million.

The Province also provides property and income tax credits that are expensed in department appropriations and cost-of-living tax credits to residents of Manitoba. These credits were budgeted at $396.5 million for the fiscal year ending March 31, 2021.

Debt Servicing. The cost of servicing total direct public borrowings after deducting investment earnings and interest recovery on departments’ capital asset purchases was budgeted at $822.4 million for fiscal 2021, down from $907.6 million in fiscal 2020. For the fiscal year ending March 31, 2021, the gross interest expense for the Province’s direct funded borrowings was estimated to be $1,872.7 million, which was reduced by $34.1 million of interest income, $1,359.5 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $374.0 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases. In the 2020/21 First Quarter Report, Debt Servicing is forecasted to remain the same.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (GBEs)

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Some Crown organizations, such as Manitoba Hydro, are intended to operate on a commercial basis, rather than be subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis, with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2020, was $367.5 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $27.0 billion.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2016 through 2020 and the allowance for losses on realizations of assets as at March 31, 2020:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES(1)

	As at March 31,
	2016	2017	2018	2019	2020	2020 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$14,436,151	$16,340,571	$19,109,182	$21,500,848	$23,077,368	$—
The Manitoba Housing and Renewal Corporation	970,185	1,009,116	1,013,779.9	932,886	922,405	183,699
University of Manitoba	528,303	530,299	528,166	537,764	534,344	136,809
The Manitoba Agricultural Services Corporation	595,478	669,074	773,528	870,870	951,478	17,179
Manitoba Liquor & Lotteries Corporation	414,213	420,599	395,843	400,200	380,861	—
University of Winnipeg	139,962	138,666	135,602	133,013	129,840	—
Manitoba Development Corporation	96,071	76,947	68,015	59,956	53,274	21,653
Other (3)	468,559	615,196	713,590	800,053	918,368	8,166

Total	$17,648,922	$19,800,469	$22,737,706	$25,235,591	$26,967,938	$367,506

(1)

Crown organizations also have debt not guaranteed by the Province, which consists of $68.5 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $61.0 million held by various First Nations Bands and $0.29 million of assumed mortgages on existing properties.

(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

Manitoba Hydro’s objective is to provide for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2020, MHRC had total assets of $1,047.5 million, represented by $105.0 million of projects under construction, $648.6 million of buildings and improvements, owned land held for development and/or sale having a book value of $20.5 million, loans and mortgages receivable of $78.7 million and other assets of $194.8 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2020, MASC had total assets of $1,261.9 million, of which $930.9 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2020, MASC’s operating income was $0.24 million, after contributions to its insurance trust funds of $20.5 million and Provincial operating grants of $94.3 million. As at March 31, 2020, the accumulated surplus of MASC was $248.7 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, in each case promptly when due, in the currency in which, and country where, payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2016 through 2020.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2016	2017	2018	2019	2020
	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (2)	$29,627,982	$31,479,249	$32,886,773	$36,491,254	$37,243,395
Issues hedged to Canadian Dollars	8,260,514	10,285,429	11,788,097	12,318,554	13,014,227
U.S. Dollars	1,616,187	932,540	780,087	400,890	425,610
Issues hedged to U.S. Dollars	$0	$666,100	$644,700	$1,075,722	$1,064,025

Total Direct Funded Borrowings	39,504,683	43,363,318	46,099,657	50,286,420	51,747,257
Less: Sinking Funds	(1,751,198)	(1,622,411)	(1,372,049)	(1,132,350)	(1,153,031)

Net Direct Funded Borrowings	$37,753,485	$41,740,907	$44,727,608	$49,154,070	$50,594,226

Raised for the purpose of:
General Government Programs (3)	$18,501,398	$20,269,628	$20,165,947	$21,575,300	$21,531,161
The Manitoba Hydro-Electric Board	14,436,152	16,340,570	19,109,181	21,500,847	23,077,367
Other Self-Sustaining	4,805,935	5,130,709	5,452,480	6,077,923	5,985,699
Loans Payable to GBEs and Other	10,000	0	0	0	0

Net Direct Funded Borrowings	$37,753,485	$41,740,907	$44,727,608	$49,154,070	$50,594,227

(1)

Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2)

Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2020, the total amount of such securities was $477 million (2019 — $492 million).

(3)

Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2020, the Province issued funded borrowings of $5,516 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2016 through 2020.

GUARANTEED BORROWINGS

	As at March 31,
	2016	2017	2018	2019	2020
	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$110,024	$90,543	$115,810	$61,186	$61,129

Issued by:
Manitoba Hydro	$107,524	$88,043	$115,810	$61,186	$61,129
Other	2,500	2,500	—	—	—
Net Guaranteed Borrowings (1)	$110,024	$90,543	$115,810	$61,186	$61,129

(1)	The table does not include guarantees of the Province totaling $51.5 million as at March 31, 2020.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2020:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$2,080	$—	$2,080	$—	$2,080
2021 (4)	3,399	355	3,754	120	3,634
2022	2,481	426	2,906	256	2,650
2023	2,529	213	2,742	29	2,713
2024	2,388	497	2,885	52	2,833
2025	3,473	—	3,473	75	3,398

	16,350	1,490	17,840	532	17,308
2026-2030	11,674	—	11,674	204	11,470
2031-2040	6,003	—	6,003	197	5,806
2041-2070	16,278	—	16,278	220	16,058
2021-2055 Health Care Facilities	13	—	13	—	13

	$50,318	$1,490	$51,808	$1,153	$51,655

(1)	The table does not include guarantees of the Province totaling $51.5 million as at March 31, 2020.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.05 billion) are stated at the Canadian dollar equivalent as at March 31, 2020.
(4)

Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2021 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2020, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2020 amounted to $2,790.1 million, including $1,225.2 million of accounts payable, $186.2 million of accrued interest and $1,378.7 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $2,886.9 million, represented by $620.2 million of March 2020 tax revenue receivables, $437.4 million of other receivables, $18.2 million of interest receivable, $646.2 million of accounts receivable from the Federal and other governments and $1,430.7 million in cash and equivalents, less a valuation allowance of $265.9 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2016 through 2020.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$20,252	$21,892	$21,538	$22,708	$22,684
Less Sinking Funds	(1,751)	(1,622)	(1,372)	(1,132)	(1,153)

Net General Government Programs	18,501	20,270	20,166	21,575	21,531

Manitoba Hydro	14,609	16,494	19,290	21,623	23,199
Less Sinking Funds	—	—	—	—	—

Net Manitoba Hydro	14,609	16,494	19,290	21,623	23,199

Other Crown Organizations, Public Sector Entities and Loans Payable	6,907	7,294	7,578	8,303	8,255
Less Sinking Funds	(53)	(66)	(67)	(82)	(99)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	6,854	7,228	7,510	8,220	8,156

Net Public Sector Debt	$39,964	$43,992	$46,966	$51,419	$52,887

Consisting of:
Direct Debt of the Province(1)	$37,112	$40,771	$43,301	$47,406	$48,606
Guaranteed Debt of the Province(1)	110	91	116	61	61
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	4,545	4,818	4,989	5,166	5,472

Total Public Sector Debt	41,768	45,680	48,406	52,633	54,139
Less: Accumulated Sinking Funds	(1,804)	(1,688)	(1,440)	(1,214)	(1,252)

Net Public Sector Debt	$39,964	$43,992	$46,966	$51,419	$52,887

(1)

U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March  31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2016 through 2020, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars, unless in per capita)
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector	$39,964	$43,992	$46,966	$51,419	$52,887
Per Capita	30,932	33,479	35,181	38,004	38,344
As a Percent of Primary Household Income	91.8%	100.9%	102.7%	109.8%	108.4%
As a Percent of Nominal Gross Domestic Product	60.6%	65.4%	66.0%	70.7%	70.6%
Total Net Direct Funded Borrowings of the Province	$37,753	$41,741	$44,728	$49,154	$50,594
Per Capita	29,221	31,766	33,504	36,330	36,682
As a Percent of Primary Household Income	86.7%	95.8%	97.8%	105.0%	103.7%
As a Percent of Nominal Gross Domestic Product	57.3%	62.0%	62.9%	67.6%	67.6%
Net Borrowings Issued for General Government Programs	$18,501	$20,270	$20,166	$21,575	$21,531
Per Capita	14,320	15,426	15,106	15,946	15,611
As a Percent of Primary Household Income	42.5%	46.5%	44.1%	46.1%	44.1%
As a Percent of Nominal Gross Domestic Product	28.1%	30.1%	28.4%	29.7%	28.8%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2016	2017	2018	2019	2020
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,047	$10,769	$10,224	$11,361	$11,548

Liabilities:
Borrowings (2)	25,415	27,397	27,350	29,166	29,272
Accounts payable, accrued charges, provisions and unearned revenue	4,184	4,091	4,618	4,376	4,399
Pension liability	2,354	2,557	2,726	2,914	3,097

Total Liabilities	31,953	34,045	34,694	36,456	36,768

Summary Net Debt	$21,906	$23,276	$24,470	$25,095	$25,220

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	33.2%	34.6%	34.4%	34.5%	33.7%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by Manitoba Hydro.

Pension Liability

The Province participates in various pension plans. The two primary plans in which the Province directly participates are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Province is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets, which are set aside by the Province in irrevocable trusts.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division and School District of Mystery Lake Pension Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this Plan of $198 million (2019 — $188 million). At December 31, 2019, this Plan had an excess of net assets available for benefits over pension obligations of $991 million (December 31, 2018 — $178 million).

As at March 31, 2020, the Province’s total gross pension obligation for all these Plans (except health) was $10,095 million (2019 — $9,780 million) or $3,097 million net of plan assets (2019 — $2,914 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2018. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $3,295 million on an indexed basis as at March 31, 2020 (2019 — $3,252 million) or at $1,010 million net of plan assets as at March 31, 2020 (2019 — $958 million).

An actuarial report for TRAF was completed as of January 1, 2018 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $4,412 million on an indexed basis at March 31, 2020 (2019 — $4,271 million) or $1,901 million net of plan assets at March 31, 2020 (2019 — $1,773 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,388 million on an indexed basis at March 31, 2020 (2019 — $2,257 million) or at $186 million net of plan assets at March 31, 2020 (2019 — $183 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2019	2020
	(In millions of dollars)
Civil Service Superannuation Fund	$958	$1,010
Teachers’ Retirement Allowances Fund	1,773	1,901
Other Pension Plans	183	186

Pension Liability (1)	$2,914	$3,097

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2009 to 2020 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2020, Manitoba Hydro and its subsidiaries had a net pension liability of $745 million (2019 — $751 million), which consisted of an accrued benefit obligation of $1,884 million (2019 — $1,959 million) and pension assets of $1,139 million (2019 — $1,208 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Manitoba Hydro is currently in the midst of developing a long-term plan to align the organization around a cohesive, sustainable, long-term strategy, considering the diverse views of its many stakeholders and the rapidly changing energy industry.

Manitoba Hydro currently provides electricity to approximately 593,000 customers and natural gas service to approximately 289,000 customers within the Province. In addition, Manitoba Hydro currently has approximately 26 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2020, Manitoba Hydro’s total generating capability was 5,615 megawatts. Of this generating capability, hydro-electric stations represented 93.5%, thermal-electric stations 6.3% and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system. As of August 1, 2018 the use of the coal thermal-electric station has been discontinued.

For the fiscal year ended March 31, 2020, 97% of the total energy supply of 35.6 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.1%, by imports 0.3% and by wind purchase 2.5%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2020 was $99 million compared to $121 million in the previous fiscal year. Net income decreased by $22 million primarily as a result of lower customer usage and weather impacts as well as higher financing and depreciation costs due to the full year impact of the Bipole III project being in-service partially offset by the amortization of the Bipole III deferral into income. These decreases in net income were partially offset by higher net export revenues resulting from favourable water conditions as well as the impacts of historical rate increases no longer being deferred, customer growth and the full year impact of the June 1, 2018 electric rate increase. Amounts from historical rate increases previously set aside in the Bipole III deferral account were recognized in income following the in-service of Bipole III in July 2018. Financial results for 2019-20 include a full year recognition. The June 1, 2019 electric rate increase was set aside in a major capital deferral account and therefore has no impact on net income. Net interest costs (excluding the impacts of Bipole III) also decreased due to lower interest rates on long-term debt and higher finance income. Manitoba Hydro’s debt/equity ratio was 86:14 at March 31, 2020.

Electricity

As at March 31, 2020, Manitoba Hydro owned and operated 15 hydro-electric generating stations having a total installed electric generating capability of 5,248 megawatts, including five stations with a total capability of 3,998 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 356 megawatts and four isolated diesel sites having an installed capacity of 11 megawatts.

As at March 31, 2020, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 14,184 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 175,000 kilowatts and a firm import transfer capability of 65,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 3,008,000 kilowatts and a firm import transfer capability of 1,400,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2020, Manitoba Hydro sold a total of 31.6 billion kilowatt-hours of electricity, representing a increase of 8.9% from the fiscal year ended March 31, 2019. Manitoba sales volumes decreased primarily attributable to weather impacts partially offset by rate impacts and customer growth of 6,144 customers to 521,498 total customers, an increase of 1.2% compared to the previous year. Extraprovincial sales volumes increased 53.6% primarily due to higher U.S. opportunity sales volumes as a result of higher generation due to favourable water conditions.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 289,000 customers that are located in over 132 communities throughout southern Manitoba. Centra Gas owns a network of transmission (2,030 kilometers) and distribution (8,517 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2020, Centra Gas had total gas deliveries of 75.8 billion cubic feet, a decrease of 3.7% from the prior year due to the impact of warmer weather which was partially offset by higher customer usage. These gas deliveries were comprised of 44.1 billion cubic feet to residential & general service customers and 31.7 billion cubic feet to large commercial & industrial customers.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by The Manitoba Public Utilities Board (the PUB). New legislation has been proposed which will streamline the regulatory process and minimize the regulatory costs that are passed on to customers. The Public Utilities Ratepayer Protection and Regulatory Reform Act proposes a multi-year rate setting process that enables the PUB to approve a series of rates changes for a five-year period as well as sets a legislated rate cap on Manitoba Hydro rates to provide rate stability for customers. In addition, financial targets are set by government to measure and monitor the utility’s debt level. It is unclear as to when the proposed legislation will be enacted.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. On November 30, 2018 Centra filed its 2019/20 General Rate Application with the PUB to seek changes to Supplemental Gas, Transportation (to Centra), Distribution (to Customers) Sales and Transportation rates, effective August 1, 2019. The rate changes resulting from Board Orders 152/19 issued October 11, 2019 and 161/19 issued October 31, 2019 resulted in a number of customer classes receiving annual bill decreases effective November 1, 2019. However, some of the bill impacts are temporary and are expected to only be in effect for a 12-month period. Centra Gas also offers a fixed rate service for primary natural gas supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years.Natural gas revenues include the federal carbon charge (FCC) which came into effect on April 1, 2019. The FCC is collected from customers based on the volume of gas consumed and is remitted to the Federal government. The FCC has no impact on net income.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2016	2017	2018	2019	2020
Electricity
Installed Generating Capability (in megawatts)	5,690	5,679	5,648	5,561	5,615
Manitoba Firm Peak Demand (in megawatts)	4,460	4,801	4,735	4,911	4,692
Energy Supply (in millions of kilowatt-hours)
Generated	35,004	36,448	34,627	30,943	34,557
Purchased (scheduled energy)	993	1,082	1,457	1,728	1,005

Total	35,997	37,530	36,084	32,671	35,562

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	21,654	21,966	22,505	22,770	22,002
Extraprovincial (scheduled energy deliveries)	10,281	11,272	9,448	6,267	9,629

Total	31,935	33,238	31,953	29,037	31,631

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,398,765	$1,418,778	$1,464,395	$1,706,983	$1,702,135
Extraprovincial	415,028	460,049	436,884	430,214	468,273

Total	$1,813,793	$1,878,827	$1,901,279	$2,137,197	$2,170,408

Number of Customers	567,634	573,438	580,262	586,795	593,490
Average Revenue per kilowatt-hour
Manitoba	6.46¢	6.46¢	6.51¢	7.50¢	7.74¢
Extraprovincial	4.04¢	4.08¢	4.62¢	6.86¢	4.86¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.87¢	3.85¢	4.13¢	4.57¢	4.09¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential & General Service	37.0	39.5	43.4	46.4	44.1
Large Commercial & Industrial	28.2	30.6	28.9	32.3	31.7

Total	65.2	70.1	72.3	78.7	75.8

Number of Customers	276,858	279,268	281,990	284,996	289,364
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$176,619	$172,140	$173,942	$184,612	$164,746
Commercial/Industrial	170,745	165,327	165,055	177,461	161,956
Transportation	5,253	4,830	3,948	3,668	4,331
Federal Carbon Charge	—	—	—	—	57,448
Other	2,438	2,316	2,380	2,523	2,463

Total	$355,055	$344,613	$345,325	$368,264	$390,943

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major New Generation and Transmission, which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2020 and the estimated capital expenditures during the five-year period ending March 31, 2025.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2017	2018	2019	2020	2021	2022	2023-2025
Electricity
Major New Generation & Transmission	$2,412,321	$2,526,712	$1,663,627	$1,504,564	$962,735	$864,008	$445,791
Generation Upgrades	83,599	88,878	93,400	84,037	107,100	109,242	396,273
Transmission & Stations	126,741	106,865	100,923	131,451	110,000	140,000	406,273
Distribution & Other	319,243	265,272	271,474	329,402	271,000	277,000	928,235
Natural Gas
Distribution & Other	69,238	47,863	51,147	51,555	58,953	61,791	192,901

Total	$3,011,142	$3,035,590	$2,180,571	$2,101,009	$1,509,788	$1,452,042	$2,369,473

Major New Generation and Transmission capital expenditures for the five-year period to March 31, 2025 are projected to be approximately $2.3 billion, including $0.1 billion for the Bipole III Reliability Project and $1.8 billion for the Keeyask Project and the associated new 500 kV interconnection to the U.S., and $0.4 billion for demand side management programs. The Bipole III Transmission Reliability and Keeyask Generation projects are required in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. This plan also includes a new 500 kV interconnection to the U.S. and a new 230 kV interconnection to Saskatchewan which are required to provide additional transmission capacity to accommodate new long-term power sale and purchase agreements to provide increased market access and for reliability purposes during times of drought or system emergency. Manitoba Hydro’s development plan includes Efficiency Manitoba’s demand side management (DSM) options with a forecast to realize electricity savings of 357 MW and 1,460 GWh, natural gas savings of 66 million cubic meters, and combined global greenhouse gas emission reductions of 1.1 million tonnes over the five-year period ending 2024/25.

Bipole III is a new high voltage direct current (HVDC) transmission project completed in 2018, built to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to load in the south. The 1,384 kilometer Bipole III route originates at the Keewatinohk Converter Station near Gillam, travels south and west of Lakes Winnipegosis and Manitoba, and terminates at the Riel Converter Station on the east side of Winnipeg. The project went into service on July 4, 2018 and is projected to be completed within a control budget of $4.66 billion. Construction activities remaining for the project include on-going work on the synchronous condenser at the Riel Converter Station site and the completion of decommissioning temporary construction infrastructure at the Keewatinohk site.

The 695-megawatt Keeyask Generating Station is being constructed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership.

All major concrete placements for the powerhouse, intake and tailrace were completed by late April 2020 and the volume of concrete placed exceeds 99% of the total volume required for the project. All permanent earth structures including the north dam, central dam, south dam, north dyke and south dyke were completed as planned by the end of 2019. Water-up was completed in April 2020 and impoundment of the reservoir to full supply level was completed on September 5, 2020. Commissioning for the first unit began with the unit starting a mechanical run. Balance of plant work continues on the mechanical and electrical systems to enable commissioning of the first unit. Work is also proceeding on unit 2 pre-commissioning efforts. Work continues on units 3 to 7.

COVID-19 and a 10-day blockade of the project site in May 2020 have impacted the construction schedule and the ability to begin commissioning in a timely manner. Numerous mitigating efforts have been deployed and have been very successful to partially limit costs and schedule impacts. Despite these impacts, strong performance over the last number of years has allowed Manitoba Hydro to remain on track to meet its control budget of $8.7 billion. The project is also currently tracking to a first unit in-service date in late 2020; ahead of the control schedule of August 2021. COVID-19 will continue to have an impact on the cost and schedule outcomes of the Keeyask Project. Manitoba Hydro remains focused on completing the Keeyask Project as early as possible and at the least possible cost. This includes mitigating all COVID risks to the extent possible.

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 213 km 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. The MMTP project received approval from federal and provincial regulatory authorities and construction commenced in August 2019 and was completed on schedule and placed in-service on June 1, 2020. The GNTL connects with the MMTP at the Canada–US border near Roseau, Minnesota and runs approximately 360 kilometers south east to the new Iron Range 500-230 kV substation near Grand Rapids, Minnesota. The projected total cost of the MMTP is within the $490 million control budget and $559 million for Manitoba Hydro’s subsidiary portion of the GNTL project. Additionally, Manitoba Hydro estimates that it will pay approximately $289 million (2020 present value) over 20 years in projected scheduling fees associated with the GNTL to Minnesota Power under the Minnesota Power 133 MW Energy Sale Agreement.

The Birtle Transmission Line project is being developed as a requirement of the 100 MW System Power Sale to SaskPower that commenced in June 2020. The Birtle Transmission Line is a 46 km, 230 kV line which connects the Manitoba grid at Birtle, Manitoba to the Saskatchewan grid at the border. Manitoba Hydro received the Environment Act License for the project in January 2020. Transmission line construction commenced in July 2020 and the planned in-service is June 2021 at an estimated cost of $69 million. The Birtle Transmission Project has been approved to receive Federal funds through the Investing in Canada Infrastructure Program under the Climate Change stream. Eligible costs will receive a 50% cost sharing contribution from the federal government, up to a maximum of $18.8 million.

Sustaining capital expenditures, excluding Major New Generation and Transmission, total $3.1 billion over the five-year forecast period to 2024/25. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the province. Manitoba Hydro targets to have internally generated funds fund the majority of these sustaining capital expenditures.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Interconnected Capability
		(in megawatts)
Jenpeg	Nelson	90
Kelsey	Nelson	288
Kettle	Nelson	1,220
Long Spruce	Nelson	1,000
Limestone	Nelson	1,400
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	137
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	170
Slave Falls	Winnipeg	68
Pointe Du Bois	Winnipeg	34
Grand Rapids	Saskatchewan	480
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	208

Total Hydraulic Capability		5,248
Brandon & Selkirk Thermal		356

Total Integrated System Capability		5,604

POTENTIAL GENERATING STATIONS (1)

Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Keeyask (under construction)	Nelson	695
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Notigi	Burntwood	120
Bonald	Churchill	110
Early Morning	Burntwood	80

(1)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis with numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordinating Agreement with Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of MISO. From its headquarters in central Indiana, MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 198,000 megawatts of generation capacity and over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term

Northern States Power Company:
350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
125 MW System Power Sale	May 1, 2021 – April 30, 2025
1 MW on-peak/0.5 MW off-peak Financial Swap	January 1, 2017 – December 31, 2021
11 MW Financial Swap	January 1, 2022 – December 31, 2027

Great River Energy: 200 MW Diversity Exchange	November 1, 2014 – April 30, 2030

Minnesota Power: 3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040

Minnesota Municipal Power Agency: 65 MW to 105 MW Capacity Sale	June 1, 2020 – May 31, 2030

Wisconsin Public Service Corporation: 108 MW System Power Sale	June 1, 2016 – May 31, 2021
100 MW System Power Sale	June 1, 2021 – May 31, 2027
100 MW Energy Sale	June 1, 2027 – May 31, 2029

Saskatchewan Power Corporation: 25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	June 1, 2020 – May 31, 2040
215 MW System Power Sale	June 1, 2022 – May 31, 2052

Basin Electric Power Cooperative: 50 MW Capacity Sale	June 1, 2020 – May 31, 2021
50 MW to 80 MW Capacity Sale	June 1, 2023 – May 31, 2028

Definitions:

Capacity: Zonal Resource Credit (ZRC) or Unforced Capacity (UCAP).

Diversity Exchange: seasonal swap of capacity.

Energy Sale: long-term energy sale contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: a contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon price node.

(S):    summer season.

System Power Sale: annual sales of both capacity and firm energy.

UCAP: unforced capacity.

(W):    winter season.

ZRC: annual capacity sale. It is a zonal resource capacity product sold in the MISO market.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2020

(with comparative figures for 2019)

	2019	2020
	Restated
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$2,720	$2,267
Temporary investments	585	561
Amounts receivable	1,867	1,857
Inventories for resale	42	30
Portfolio investments	1,563	1,798
Loans and advances	1,529	1,604
Equity in government business enterprises	3,035	3,411
Equity in government business partnerships	20	20

TOTAL FINANCIAL ASSETS	$11,361	$11,548

LIABILITIES
Borrowings	29,166	29,272
Accounts payable, accrued charges, provisions and unearned revenue	4,376	4,399
Pension liability	2,914	3,097

TOTAL LIABILITIES	36,456	36,768

NET DEBT	(25,095)	(25,220)

NON-FINANCIAL ASSETS
Inventories held for use	71	79
Prepaid expense	72	76
Tangible capital assets	13,796	13,983

	13,939	14,138

ACCUMULATED DEFICIT	$(11,156)	$(11,082)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2020

(with comparative figures for 2019)

	2019	2020
	Restated
	(In millions of dollars)
REVENUE
Income taxes:
Corporation income tax	$606	$612
Individual income tax	3,628	3,903
Other taxes:
Corporation taxes	321	307
Retail sales tax	2,472	2,262
Tobacco tax	217	220
Land transfer tax	92	93
Fuel taxes	347	338
Levy for health and education	376	385
Education property tax	847	874
Other taxes	13	13
Fees and other revenue	2,341	2,497
Federal transfers:
Equalization	2,037	2,255
Canada Health Transfers	1,413	1,490
Canada Social Transfers	518	532
Shared cost and other	563	570
Net income from government business enterprises	919	913
Sinking funds and other investment earnings	318	377

TOTAL REVENUE	17,028	17,641

EXPENSES
Legislative Assembly	47	53
Executive Council	5	5
Agriculture and Resource Development	611	519
Central Services	179	187
Civil Service Commission	21	24
Conservation & Climate	167	155
Crown Services	2	2
Economic Development and Training	1,615	1,637
Education	2,866	2,937
Families	2,187	2,173
Finance	87	102
Health, Seniors and Active Living	6,570	6,873
Indigenous and Northern Relations	24	28
Infrastructure	445	526
Justice	656	691
Municipal Relations	385	413
Sport, Culture and Heritage	151	213
Enabling Appropriations	136	21
Other Appropriations	23	40
Debt Servicing	1,000	1,037

TOTAL EXPENSES	17,177	17,636

NET INCOME (LOSS) FOR THE YEAR	$(149)	$5

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2020

(with comparative figures for 2019)

	2019	2020
	Restated
	(In millions of dollars)
Opening accumulated deficit, as previously reported	$(10,615)	$(11,156)
Transition of post-secondary institutions (PSI) to PSAS without the 4200 series (Note 1)	(88)	0
Correction of an accounting error to pension liabilities of post-secondary institutions (Note 2)	(18)	0
Change in accounting policy for library books (Note 3)	(61)	0

Opening accumulated deficit, as restated	(10,782)	(11,156)
Other comprehensive income (loss)	(225)	69
Net loss for the year	(149)	5

Closing accumulated deficit	$(11,156)	$(11,082)

Note 1:

The post-secondary institutions (PSI) under the control of the Province were directed by the government to divert their accounting framework from Canadian PSAS with the 4200 series to PSAS without the 4200 series. This should have had no effect on the summary financial statements. However, due to the lack of information about the PSI, the restatement for the March 31, 2019 financial statement was improperly restated from PSAS with the 4200 series to PSAS without the 4200 series. The opening accumulated deficit resulted in financial assets by $164 million offset by an increase of $242 million in financial liabilities, and a decrease in non-financial assets of $4 million. $14 million decreased the deficit for the year ended March 31 2019.

Note 2:

Effective April 1, 2012 the PSI with defined benefit pension plans adopted public sector standards for the first time. PSAS allowed the PSI to restate their actuarial gains and losses recognized under Part 5 to their opening equity, effective April1, 2012. The Government properly restated the defined benefit pension obligations of the PSI. At March 31 2019, financial liabilities decreased by $18 million while the accumulated deficit increased by $18 million. There were no changes to the reported balance as the pension obligation and pension expenses are substantiated on a global basis.

Note 3:

Effective April 1 2019, the Government has changed its accounting policy to record library books as expenditures. Previously, they were recorded as tangible capital assets. The Government undertook a review of library books and determined that the majority of the balance either do not meet the capitalization thresholds or are considered intangibles according to PS 1000. This change in accounting policy was applied retrospectively, resulting in a $61 million increase in the opening accumulated deficit.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2020

(with comparative figures for 2019)

	2019	2020
	Restated
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net income / (loss) for the year	$(149)	$5
Changes in non-cash items:
Temporary investments	(21)	24
Amounts receivable	(36)	—
Valuation allowance	15	34
Inventories	11	4
Prepaids	(8)	(4)
Accounts payable, accrued charges, provisions and deferrals	(242)	23
Pension liability	188	183
Amortization of foreign currency fluctuation	6	4
Amortization of debt discount	(8)	5
Unamortized losses on derivative contracts	(12)	12
Loss on disposal of tangible capital assets	39	93
Amortization of tangible capital assets	723	745

	506	1,128
Other comprehensive income (loss)	(225)	69
Changes in equity in GBEs and GBPs	(64)	(376)

Cash provided by operating activities	217	821

Capital Activities
Acquisition of tangible capital assets	(1,006)	(1,025)

Cash used in capital activities	(1,006)	(1,025)

Investing activities
Investments purchased	(4,662)	(3,691)
Investments sold or matured	2,299	2,054

Cash used in investing activities	2,363)	(1,637)

Financing activities
Debt issued	7,281	4,713
Debt redeemed	(3,118)	(3,325)

Cash provided by financing activities	4,163	1,388

Increase in cash and cash equivalents	1,011	(453)
Cash and cash equivalents, beginning of year	1,709	2,720

Cash and cash equivalents, end of year	$2,720	$2,267

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2020 (2)

(with comparative figures for 2019)

	Utilities	Insurance	Finance	Total 2020	Total 2019
					Restated
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,672	$1,675	$1,525	$5,872	$5,728

Expenses:
Operations	1,735	1,467	905	4,107	4,020
Debt servicing	838	—	14	852	789

Total Expenses	2,573	1,467	919	4,959	4,809

Net Income	99	208	606	913	919
Other comprehensive income (loss)	34	35	—	69	(225)

Total comprehensive income (loss)	133	243	606	982	694
Transfers to the Government	—	—	(606)	(606)	(616)

Net increase in equity in government business enterprises	$133	$243	$—	$376	$78

(1)	Government business enterprises consist of the following as at March 31, 2020:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

Finance:

The Manitoba Liquor and Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2020

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
FP	03-Jun-20	2010	4.15	800,000	(1)
GL	05-Sept-20	2015	1.60	350,000	(1)
GO	05-Sept-21	2016	1.55	1,200,000	(1)
FV	01-Dec-21	2011	3.85	600,000	(1)
GF	02-Jun-23	2013	2.55	2,650,000	(1)
GH	02-Jun-24	2014	3.30	900,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GJ	02-Jun-25	2015	2.45	1,700,000	(1)
GN	02-Jun-26	2016	2.55	1,900,000	(1)
GS	02-Jun-27	2017	2.60	1,500,000	(1)
GU	02-Jun-28	2018	3.00	1,450,000	(1)
GW	02-Jun-29	2019	2.75	1,300,000	(1)
GY	02-Jun-30	2020	2.05	300,000	(1)
CL	05-Mar-31	1991	10.50	599,945	(1)
FA	05-Mar-37	2004	5.70	700,000	(1)
PB	05-Mar-38	2007	4.60	950,000	(1)
FK	05-Mar-40	2008	4.65	800,000	(1)
FR	05-Mar-41	2010	4.10	1,300,000	(1)
FT	05-Mar-42	2011	4.40	400,000	(1)
GA	05-Mar-43	2012	3.35	550,000	(1)
GG	05-Sept-45	2013	4.05	1,500,000	(1)
GK	05-Sept-46	2015	2.85	1,950,000	(1)
GR	05-Sept-48	2017	3.40	2,100,000	(1)
FN	05-Mar-50	2009	4.70	350,000	(1)
GV	05-Mar-50	2018	3.20	1,400,000	(1)

Total Debenture Loans				27,549,945

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Medium-Term Notes
C138–MTN	15-May-20	2014	Floating	520,000	(1)
C163-MTN	02-Oct-20	2018	Floating	200,000	(1)(3)
C144-MTN	20-Aug-25	2015	STEP	20,000	(6)
C119-MTN	05-Sep-25	2010	4.40	715,000	(1)
C136-MTN	05-Sep-29	2013	3.25	356,000	(1)
C074-MTN	03-Dec-29	2004	STEP	100,000	(6)
C116-MTN	05-Mar-31	2010	6.30	100,000	(5)
C134-MTN	06-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	6.30	50,000	(1)(5)
C052-MTN	29-Oct-32	2002	6.30	30,000	(1)
C141-MTN	05-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	01-Dec-36	2006	2.00	124,359	(1)
C124-MTN	05-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	05-Mar-40	2000	6.20	276,000	(1)
C040-MTN	05-Mar-42	2002	6.00	350,000	(1)
C068-MTN	05-Mar-44	2004	5.80	120,000	(1)
C092-MTN	05-Sept-44	2007	5.00	157,035	(1)
C129-MTN	05-Sept-52	2012	3.15	610,000	(1)
C139-MTN	05-Sept-54	2014	3.65	75,000	(1)
C110-MTN	05-Mar-60	2009	5.20	325,000	(1)
C109-MTN	05-Mar-63	2009	4.63	255,000	(1)
C137-MTN	05-Mar-63	2013	3.45	1,199,000	(1)
C160-MTN	05-Mar-68	2018	3.10	1,315,000	(1)

				7,437,394

H058	15-May-20	2013	Floating	100,000	(1)
H060	05-Sep-29	2014	3.25	100,000	(1)
H061	05-Sep-33	2014	3.75	50,000	(1)

				250,000

D025-MTN	05-Mar-31	2000	6.30	310,000	(1)
D129-MTN	05-Mar-31	2005	STEP	100,000	(5)

				410,000

Total Medium-Term Notes				8,097,394

Canadian Issues Swapped to U.S. Dollars:
CAD $
C163	02-Oct-20	2018	Floating	(192,750)
PN00855	02-Oct-20	2020	1.73	(128,500)
GC-1B	06-Sep-22	2013	2.10	(197,100)
GF-6B	02-Jun-23	2020	2.55	(459,900)

				(978,250)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Foreign Issues Swapped to Canadian Dollars:

CD	01-Apr-20	1990	N/A	412,815
GM	30-Nov-20	2015	N/A	1,334,700
C150	19-May-21	2016	N/A	61,827
C159	19-May-21	2017	N/A	618,450
GT	04-May-22	2017	N/A	1,366,700
GB	08-Aug-22	2012	N/A	209,700
GC	06-Sep-22	2012	N/A	592,710
C166	15-Dec-22	2019	N/A	556,433
H059	13-Sep-23	2013	N/A	198,185
GX	16-Apr-24	2020	N/A	1,332,700
GI	14-May-24	2014	N/A	872,400
C140	03-Mar-25	2014	N/A	367,444
C145	09-Jun-26	2015	N/A	287,071
GP	22-Jun-26	2016	N/A	642,750
C157	17-Aug-27	2017	N/A	298,522
C164	19-Jul-28	2018	N/A	35,030
C165	29-Jul-29	2018	N/A	34,750
C161	22-Aug-28	2018	N/A	220,744
C155	28-Nov-28	2016	N/A	185,360
C165	15-Mar-29	2019	N/A	330,625
C169	10-Apr-29	2020	N/A	35,665
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C171	18-Jul-34	2020	N/A	69,348
C172	30-Mar-35	2020	N/A	93,110
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
H063	28-Feb-39	2019	N/A	45,372
C168	15-Mar-39	2019	N/A	198,375
C154	25-Jun-39	2016	N/A	58,600
C143	25-Jun-40	2015	N/A	680,511
S002	31-Oct-40	2011	N/A	55,864
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
C151	25-Jun-41	2016	N/A	414,355
H057	17-Nov-42	2012	N/A	39,463
C149	27-Apr-46	2016	N/A	58,391
C152	08-Aug-46	2016	N/A	50,838
C153	30-Aug-46	2016	N/A	76,291
C156	05-Dec-46	2016	N/A	61,554
C158	25-Feb-47	2017	N/A	103,748
C170	25-Jun-49	2020	N/A	150,000
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				13,014,231

Total Canadian Dollars				47,683,320

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(B) Payable in U.S. Dollars:
CD	01-Apr-20	1990	9.25	425,610	(1)(2)
GM	30-Nov-20	2015	2.05	1,418,700	(1)(2)
CO	15-Sep-21	1991	8.88	425,610	(1)
GT	04-May-22	2017	2.13	1,418,700	(1)(2)
GC	06-Sep-22	2012	2.10	851,220	(1)(2)
GX	16-Apr-24	2020	2.60	1,418,700	(1)(2)
GI	14-May-24	2014	3.05	1,134,960	(1)(2)
GP	22-Jun-26	2016	2.13	709,350	(1)(2)

				7,802,850

Swapped to Canadian Dollars:
CD	01-Apr-20	1990	9.25	(425,610)	(1)(2)
GM	30-Nov-20	2015	2.05	(1,418,700)	(1)(2)
GT	04-May-22	2017	2.13	(1,418,700)	(1)(2)
GC	06-Sep-22	2012	2.10	(851,220)	(1)(2)
GX	16-Apr-24	2020	2.60	(1,418,700)	(1)(2)
GI	14-May-24	2014	3.05	(1,134,960)	(1)(2)
GP	22-Jun-26	2016	2.13	(709,350)	(1)(2)

				(7,377,240)

Canadian Issues Swapped to U.S. Dollars:
C163	02-Oct-20	2018	Floating	212,805
PN00855	02-Oct-20	2020	1.73	141,870
GC-1B	06-Sep-22	2013	2.10	212,805
GF-6B	02-Jun-23	2020	2.55	496,545

				1,064,025

Total U.S. Dollars				1,489,635

(C) Payable in Australian Dollars:
GB	08-Aug-22	2012	4.25	173,520	(1)(2)
H059	13-Sep-23	2013	5.25	173,520	(1)(2)
C140	03-Mar-25	2014	4.25	325,350	(1)(2)
C145	09-Jun-26	2015	3.75	251,604	(1)(2)
C157	17-Aug-27	2017	3.60	260,280	(1)(2)
C161	22-Aug-28	2018	3.50	195,210	(1)(2)

				1,379,484

Australian Dollar Issues Swapped to Canadian Dollars:
GB	08-Aug-22	2012	4.25	(173,520)	(1)(2)
H059	13-Sep-23	2013	5.25	(173,520)	(1)(2)
C140	03-Mar-25	2014	4.25	(325,350)	(1)(2)
C145	09-Jun-26	2015	3.75	(251,604)	(1)(2)
C157	17-Aug-27	2017	3.60	(260,280)	(1)(2)
C161	22-Aug-28	2018	3.50	(195,210)	(1)(2)

				(1,379,484)

Total Australian Dollars				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(D) Payable in Euros:
C113	29-Mar-30	2010	4.00	116,880	(1)(2)
C148	24-Mar-31	2016	1.28	314,797	(1)(2)
C172	30-Mar-35	2020	0.60	93,504	(1)(2)
C142	11-Jun-35	2015	1.39	49,869	(1)(2)
C146	11-Dec-35	2015	1.86	90,387	(1)(2)
H063	28-Jan-39	2019	1.72	46,752	(1)(2)
C154	25-Jun-39	2016	2.75	62,336	(1)(2)
C143	25-Jun-40	2015	1.77	732,448	(1)(2)
S002	31-Oct-40	2011	3.24	62,336	(1)(2)
C147	25-Feb-41	2016	1.74	132,464	(1)(2)
H062	25-Jun-41	2016	1.95	70,128	(1)(2)
C151	25-Jun-41	2016	1.50	444,144	(1)(2)
H057	17-Nov-42	2012	2.67	48,310	(1)(2)
C152	8-Aug-46	2016	1.11	54,544	(1)(2)
C158	23-Feb-47	2017	2.00	116,880	(1)(2)
C170	25-Jun-49	2020	1.50	155,840	(1)(2)
C120	14-Oct-50	2010	3.15	77,920	(1)(2)
C128	25-Jun-52	2012	2.78	77,920	(1)(2)

				2,747,459

Euro Issues swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(116,880)	(1)(2)
C148	24-Mar-31	2016	1.28	(314,797)	(1)(2)
C172	30-Mar-35	2020	0.60	(93,5040	(1)(2)
C142	11-Jun-35	2015	1.39	(49,869)	(1)(2)
C146	11-Dec-35	2015	1.86	(90,387)	(1)(2)
H063	28-Jan-39	2019	1.72	(46,752)	(1)(2)
C154	25-Jun-39	2016	2.75	(62,336)	(1)(2)
C143	25-Jun-40	2015	1.77	(732,448)	(1)(2)
S002	31-Oct-40	2011	3.24	(62,336)	(1)(2)
C147	25-Feb-41	2016	1.74	(132,464)	(1)(2)
H062	25-Jun-41	2016	1.95	(70,128)	(1)(2)
C151	25-Jun-41	2016	1.50	(444,144)	(1)(2)
H057	17-Nov-42	2012	2.67	(48,310)	(1)(2)
C152	8-Aug-46	2016	1.11	(54,544)	(1)(2)
C158	23-Feb-47	2017	2.00	(116,880)	(1)(2)
C170	25-Jun-49	2020	1.50	(155,840)	(1)(2)
C120	14-Oct-50	2010	3.15	(77,920)	(1)(2)
C128	25-Jun-52	2012	2.78	(77,920)	(1)(2)

				(2,797,459)

Total Euros				0

(E) Payable in Hong Kong Dollars:
C150	19-May-21	2016	1.78	66,795	(1)(2)
C155	28-Nov-28	2016	2.57	195,810	(1)(2)

				262,605

Hong Kong Dollar Issues Swapped to Canadian Dollars:
C150	19-May-21	2016	1.78	(66,795)	(1)(2)
C155	28-Nov-28	2016	2.57	(195,810)	(1)(2)

				(262,605)

Total Hong Kong Dollars				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(F) Payable in Japanese Yen:
C149	27-Apr-46	2016	0.80	65,700	(1)	(2)
C153	30-Aug-46	2016	0.70	78,840	(1)	(2)
C156	5-Dec-46	2016	0.70	65,700	(1)	(2)

				210,240

Japanese Yen Issues swapped to Canadian Dollars:
C149	27-Apr-46	2016	0.80	(65,700)	(1)	(2)
C153	30-Aug-46	2016	0.70	(78,840)	(1)	(2)
C156	5-Dec-46	2016	0.70	(65,700)	(1)	(2)

				(210,240)

Total Japanese Yen				0

(G) Payable in New Zealand Dollars:
C164	19-Jul-28	2018	3.61	32,885	(1)	(2)
C169	10-Apr-29	2020	2.92	33,306	(1)	(2)
C165	19-Jul-29	2018	3.69	32,885	(1)	(2)

				99,076

New Zealand Dollar Issues Swapped to Canadian Dollars:
C164	19-Jul-28	2018	3.61	(32,885)	(1)	(2)
C169	10-Apr-29	2020	2.92	(33,306)	(1)	(2)
C165	19-Jul-29	2018	3.69	(32,885)	(1)	(2)

				(99,076)

Total New Zealand Dollars				0

(H) Payable in U.K. Pound Sterling:
C159	15-Dec-21	2017	0.75	616,140	(1)	(2)
C166	15-Dec-22	2019	1.50	572,130	(1)	(2)

				1,188,270

U.K. Pound Sterling Issues Swapped to Canadian Dollars:
C159	15-Dec-21	2017	0.75	(616,140)	(1)	(2)
C166	15-Dec-22	2019	1.50	(572,130)	(1)	(2)

				(1,188,270)

Total U.K. Pound Sterling				0

(I) Payable in Swiss Francs:
C167	15-Mar-29	2019	Floating	367,675	(1)	(2)
C168	15-Mar-39	2019	Floating	220,605	(1)	(2)

				588,280

Swiss Franc Issues Swapped to Canadian Dollars:
C167	15-Mar-29	2019	Floating	(367,675)	(1)	(2)
C168	15-Mar-39	2019	Floating	(220,605)	(1)	(2)

				(588,280)

Total Swiss Francs				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(J) Payable in Swedish Kronas:
C171	18-Jul-34	2020	1.25	71,050	(1)(2)

				71,050

Swedish Krona Issues Swapped to Canadian Dollars:
C171	18-Jul-34	2020	1.25	(71,050)	(1)(2)

				(71,050)

Total Swedish Kronas				0

Builder Bonds (Payable in Canadian Dollars)
BB # 15	15-Jun-20	2015	Floating	405	(6)
	15-Jun-20	2015	Fixed	453	(1)
	15-Jun-20	2015	Fixed	90	(1)

				948

Total Bonds and Debentures				49,173,903

Canadian Pension Plan (Payable in Canadian Dollars)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				477,357

Health Care Facilities				13,199

Province of Manitoba Promissory Notes				130,000

Immigrant Investor Program (IIP)	2020-2022	Various		2,802

Treasury Bills Payable in CAD	Various	Various		1,950,000

Total Borrowings				51,747,261

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2020

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$72
Series 2	15-Jun-93	1990	Matured	15
Series 3	15-Jun-96	1991	Matured	104
Series 4	15-Jun-97	1992	Matured	341
Series 5	15-Jun-01	1996	Matured	339
Series 6	15-Jun-02	1997	Matured	46
	15-Jun-00	1997	Matured	120
	15-Jun-02	1997	Matured	92

				1,129

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				60,000	(1)

Total Self-Supporting Guaranteed Debt				61,129

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $125,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

	2016	2017	2018	2019	2020
	(In millions of dollars)
Revenues
Domestic
Electric	$1,399	$1,419	$1,464	$1,707	$1,702
Gas	353	342	343	365	388
Extraprovincial	415	460	437	430	468
Other	91	106	86	74	71

	2,258	2,327	2,330	2,576	2,629

Expenses
Cost of gas sold	181	183	196	212	238
Finance expense	620	645	641	778	838
Operating and administrative	614	608	586	576	579
Depreciation and amortization	394	402	430	496	512
Water rentals and assessments	126	131	126	113	126
Fuel and power purchased	117	132	130	136	98
Capital and other taxes	123	135	146	155	163
Other expenses	114	104	548	130	104
Finance income	(23)	(17)	(23)	(31)	(43)

	2,266	2,323	2,780	2,565	2,615

Net income (loss) before net movement in regulatory balances	(8)	4	(450)	11	14

Net movement in regulatory balances	47	55	479	107	85

Net Income	$39	$59	$29	$118	$99

Net income (loss) attributable to:
Manitoba Hydro	$49	$71	$37	$121	$99
Non-controlling interests	(10)	(12)	(8)	(3)	—

	$39	$59	$29	$118	$99

Note: The financial information for the fiscal years 2016-2020 was prepared using IFRS.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31,

	2019	2020
	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$900	$926
Accounts receivable and accrued revenue	438	446
Prepaid expenses	33	30
Inventory	99	107

	1,470	1,509

Property, Plant and Equipment	23,627	25,190
Non-Current Assets
Sinking fund investments	-	-
Goodwill	107	107
Intangible assets	615	784
Loans and other receivables	480	537

	1,202	1,428

Total assets before regulatory deferral balance	26,299	28,127
Regulatory deferral balance	1,132	1,179

	$27,431	$29,306

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$249	$1,137
Accounts payable and accrued liabilities	534	540
Notes payable	-	-
Other liabilities	112	103
Accrued interest	127	140

	1,022	2,120

Long-Term Debt	21,303	21,950
Non-Current Liabilities
Other long-term liabilities	595	589
Employee future benefits	1,015	988
Deferred revenue	522	549
Provisions	54	47

	2,186	2,173

Total liabilities	24,511	26,243
Equity
Retained earnings	3,042	3,141
Accumulated other comprehensive loss	(781)	(747)

Equity attributable to Manitoba Hydro	2,261	2,394
Non-controlling interests	254	302

Total equity	2,515	2,696

Total liabilities and equity before regulatory deferral balance	27,026	28,939
Regulatory deferral balance	405	367

	$27,431	$29,306

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2019	2020
	(In millions of dollars)
Operating Activities
Net Income	$118	$99
Add back:
Depreciation and amortization	496	512
Finance Expense	778	838
Net movement impacts	61	73
Finance Income	(31)	(43)
Adjustments for non-cash items	(70)	(83)
Adjustments for changes in non-cash working capital accounts:
Accounts receivable and accrued revenue	(7)	33
Prepaid expenses	6	2
Accounts payable and accrued liabilities	(210)	7
Other	45	15
Interest received	14	22
Interest paid	(995)	(1,044)

	205	431

Investing Activities
Additions to property, plant and equipment	(1,864)	(1,781)
Additions to intangible assets	(220)	(165)
Additions to regulatory deferral balances	(107)	(88)
Contributions received	48	42
Cash paid to the City of Winnipeg	(16)	(16)
Cash paid for mitigation obligations	(14)	(28)
Cash paid for major development obligations	(15)	(16)
Other	(3)	-

	(2,191)	(2,052)

Financing Activities
Proceeds from long-term debt	3,527	2,190
Retirement of long-term debt	(1,233)	(542)
Repayment from / (advances to) external entities	(52)	(48)
Proceeds from partnership issuances	52	48
Proceeds from short-term borrowings	(50)	-
Sinking fund investment withdrawals	193	225
Sinking fund investment purchases	(193)	(225)
Repayment of lease liabilities	-	(1)

	2,244	1,647

Net decrease in cash and cash equivalents	258	26
Cash and cash equivalents, beginning of year	642	900

Cash and cash equivalents, end of year	$900	$926

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2019	2020
	(In millions of dollars)
Net Income	$118	$99
Other comprehensive income (loss)
Items that will not be reclassified to income
Net experience gains (losses) on pensions	(75)	50
Items that will be reclassified to income
Cash flow hedges – unrealized foreign exchange losses on debt	(47)	(53)
Items that have been reclassified to income
Cash flow hedges – realized foreign exchange losses (gains) on debt	29	37

	(93)	34

Comprehensive Income (Loss)	$25	$133

Comprehensive income (loss) attributable to:
Manitoba Hydro	$28	$133
Non-controlling interests	(3)	-

	$25	$133

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31, 2020

	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity
	(In millions of dollars)

Balance as at April 1, 2018	$2,936	$(688)	$2,248	$205	$2,453

Net income (loss)	121	-	121	(3)	118
Other comprehensive loss	-	(93)	(93)	-	(93)

Comprehensive income (loss)	121	(93)	28	(3)	25
Change in ownership interest	-	-	-	52	52
Adjustment for the adoption of new accounting policy	(15)		(15)		(15)

Balance as at March 31, 2019	3,042	(781)	2,261	254	2,515

Net income (loss)	99	-	99	-	99
Other comprehensive income	-	34	34	-	34

Comprehensive income (loss)	99	34	133	-	133
Change in ownership interest	-	-	-	48	48

Balance as at March 31, 2020	$3,141	$(747)	$2,394	$302	$2,696

VI. SUMMARY FINANCIAL STATEMENTS

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2020 Summary Financial Statements, with the following explanation:

Exclusion of Workers Compensation Board from the summary financial statements

The Province has not included the financial position and results of operations of the Workers Compensation Board (WCB) in the summary financial statements for the years ended March 31, 2020 and March 31, 2019.

In our opinion, the WCB is controlled by the Province, based on the definition of control in PSAS, and should be recorded in the summary financial statements for the years ended March 31, 2020 and March 31, 2019. In this respect, the summary financial statements are not in accordance with PSAS, which requires the financial position and results of operations of controlled entities to be consolidated in the summary financial statements.

Had the Province made an adjustment for this departure from PSAS, the current year equity in government business enterprises would have increased by $647 million, and accumulated deficit and net debt would each have decreased by $647 million, the net income from government business enterprises would have increased by $48 million, other comprehensive income would have decreased by $33 million, and the annual surplus would have increased by $48 million.

Additionally, the prior year equity in government business enterprises would have increased by $632 million, and accumulated deficit and net debt would each have decreased by $632 million, the net income from government business enterprises would have decreased by $53 million, other comprehensive loss would have decreased by $27 million, and the annual deficit would have increased by $53 million.

Failure to recognize controlled assets

The Province has not included the financial position and results of operations of the Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust (the Trusts) in the summary financial statements for the years ended March 31, 2020 and March 31, 2019.

In our opinion, the Trusts are assets under the control of the Province, and the financial position and results of operations should be consolidated into the summary financial statements for the years ended March 31, 2020 and March 31, 2019. In this respect, the summary financial statements are not in accordance with PSAS, which require that the Province account for all assets under its control.

Had the Province made an adjustment for this departure from PSAS, the current year cash and cash equivalents would have increased by $513 million, the accounts payable, accrued charges, provisions and unearned revenue would have increased by $33 million, and accumulated deficit and net debt would each have decreased by $513 million, the Agriculture and Resource Development expenses would have increased by $19 million, the investment income would have increased by $9 million, and the annual surplus would have decreased by $10 million.

Additionally, the prior year cash and cash equivalents would have increased by $481 million, the accounts payable, accrued charges, provisions and unearned revenue would have decreased by $9 million, accumulated deficit and net debt would each have decreased by $490 million, the Agriculture and Resource Development expenses would have decreased by $222 million, the investment income would have increased by $3 million, and the annual deficit would have decreased by $225 million.

Combined impact of departures from PSAS

Had the WCB and MASC Trust departures from PSAS been corrected, the Province would have an annual surplus of $43 million in the current year, and for the prior year would have an annual surplus of $23 million. The accumulated deficit would be $9,922 million at March 31, 2020, and $10,034 million at March 31, 2020.

Combined impact on the annual deficit or surplus

	2020 ($ million)	2019 ($ million)

Annual surplus (deficit) as presented	5	(149)

Operating (loss) surplus of Workers Compensation Board	48	(53)

Net (loss) income of MASC trusts	(10)	225

Annual surplus in accordance with Canadian public sector accounting standards	43	23

Combined impact on the ending accumulated deficit

	2020 ($ million)	2019 ($ million)

Accumulated deficit as presented	(11,082)	(11,156)

Equity of Workers Compensation Board	647	632

MASC Trust Assets	513	490

Accumulated deficit in accordance with Canadian public sector accounting standards	(9,922)	(10,034)